Filed Pursuant to Rule 424(b)(5)
File No. 333-146065

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $.001 per share	4,211,939(1)	$84.05	$354,013,473(1)	$10,868.21(2)

(1)	Includes 549,383 shares that may be offered and sold by the underwriters pursuant to the exercise in full of the underwriters’ option to cover over-allotments.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act.

3,662,556 Shares

Common Stock

We are offering 3,662,556 shares of our common stock. We have granted the underwriters an option to purchase up to 549,383 additional shares of our common stock from us to cover over-allotments, if any.

Concurrently with this offering, we are offering $350,000,000 aggregate principal amount of 3.00% Convertible Subordinated Notes due 2014 (or a total of $395,986,000 aggregate principal amount of notes if the underwriters exercise their over-allotment option in full) pursuant to a separate registration statement and prospectus. Those notes are not being offered by this prospectus. See “The Concurrent Offering.”

Our common stock is listed on the NASDAQ Global Select Market under the symbol “EQIX.” The last reported sale price of our common stock on September 20, 2007 was $84.05 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$84.0500	$307,837,832
Underwriting Discount	$3.2569	$11,928,579
Proceeds to Equinix (before expenses)	$80.7931	$295,909,253

The underwriters expect to deliver the shares to purchasers on or about September 26, 2007.

Sole Book-Running Manager Citi	Credit Suisse

Jefferies & Company

UBS Investment Bank

September 20, 2007

ABOUT THIS PROSPECTUS

This prospectus incorporates important business and financial information about us and our subsidiaries, including our recently acquired subsidiary, IXEurope plc, that is not included in or delivered with this prospectus. Information incorporated by reference is available without charge to prospective investors upon written request to us at 301 Velocity Way, Fifth Floor, Foster City, California 94404, Attention: Investor Relations, or by telephone at (650) 513-7000.

You should rely only on the information contained or incorporated by reference in this prospectus or in any related free writing prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer or sale of securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not taken any action to permit an offering of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our common stock and the distribution of this prospectus outside of the United States.

You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of our common stock under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your purchase, offer or sale, and neither we nor the underwriters will have any responsibility therefor.

i

We reserve the right to withdraw this offering of our common stock at any time. We and the underwriters also reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the amount of our common stock offered hereby.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Such transactions may include stabilization and the purchase of our common stock to cover short positions. For a description of these activities, see “Underwriting.”

Unless expressly stated or the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Equinix” refer to Equinix, Inc., a Delaware corporation, and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. Statements contained in this prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding Equinix’s financial outlook, competitive position, business strategies, expectations, beliefs, intentions or other strategies regarding the future. All forward-looking statements included in this document are based on information available to Equinix on the date hereof, and Equinix assumes no obligation to update any such forward-looking statements. Equinix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under “Risk Factors.” You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the common stock offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except the information contained in such documents to the extent “furnished” and not “filed”) and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 28, 2007.

2.	All information in our proxy statement filed with the SEC on April 27, 2007 to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2006.

ii

3.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 2, 2007.

4.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 1, 2007.

5.	Reports on Form 8-K, filed on August 30, 2007, September 7, 2007 and September 14, 2007.

6.	A description of our common stock contained in our registration statement on Form 8-A (Registration No. 333-39752) filed on August 9, 2000.

Please refer to our Form 8-K filed on September 14, 2007 for the following information relating to IXEurope:

•

Audited consolidated balance sheets of IXEurope as of December 31, 2005 and 2006 and the related consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flows for each of the three years in the period ended December 31, 2006;

•

Unaudited consolidated balance sheet of IXEurope as of June 30, 2007 and the related consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flows for the six month periods ended June 30, 2006 and 2007;

•	Management’s discussion and analysis of financial condition and results of operations for IXEurope for the above periods; and

•

Unaudited pro forma combined consolidated condensed financial information giving effect to the acquisition of IXEurope, as well as certain other significant transactions of Equinix that occurred or are expected to occur subsequent to June 30, 2007, as if such transactions had been completed as of January 1, 2006 for statements of operations purposes and as of June 30, 2007 for balance sheet purposes.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 513-7000 or by writing to us at the following address:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Attn: Investor Relations

iii

SUMMARY

This summary highlights the information contained or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and financial affairs, we encourage you to read this entire prospectus, including “Risk Factors,” together with the documents incorporated by reference into this prospectus, which include historical and pro forma financial statements of us and IXEurope and the notes to those financial statements, before making a decision whether to invest in our common stock.

Unless expressly provided, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Overview

Equinix provides network neutral colocation, interconnection and managed services to enterprises, content companies, systems integrators and the world’s largest network providers. Through our 35 Internet Business Exchange hubs, or IBX hubs, in 17 markets in the United States, Europe and the Asia-Pacific region, customers can locate their mission critical infrastructure and directly interconnect with each other for critical traffic exchange requirements. Customers choose Equinix for service reliability and the ability to access multiple networks in one location. Direct interconnection to over 200 networks, which serve more than 90% of the world’s Internet routes, enables our customers to increase performance while significantly reducing costs. Based on our network neutral model and the quality of our IBX hubs, we believe we have established a critical mass of customers. We believe that this critical mass and the resulting “network effect,” combined with a strong financial position, will continue to drive new customer growth and bookings. In addition to our business momentum, significant increases in overall customer demand combined with reduced supply in the data center market has resulted in strong market growth and pricing power. As a result of our largely fixed cost model, any growth in revenue from our current IBX hubs would likely drive incremental margins and increased operating cash flow.

Our network neutral business model is a key differentiator for us when compared to other large providers of colocation services. Because we do not operate a network, we are able to offer our customers direct interconnection to the largest aggregation of bandwidth providers and Internet service providers. The world’s top tier Internet service providers, numerous access networks, second tier providers and international carriers, such as AOL, at&t, British Telecom, Cable & Wireless, Comcast, Deutsche Telekom, Level 3, NTT, Qwest, SingTel, Sprint and Verizon, are all currently located at our IBX hubs. Access to such a wide variety of networks has attracted nine of the top 10 Internet properties and numerous other enterprise and government customers, including Amazon.com, Bank of America, Capgemini, Citibank, Deutsche Borse Systems, Electronic Arts, Fox Interactive Media, Fujitsu Asia, Goldman Sachs, Google, IBM, McGraw Hill, Merrill Lynch, MSN, NASA, News Corporation, Salesforce.com, Sony, UBS and Yahoo!.

Our services are primarily comprised of colocation, interconnection and managed IT infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for our customers’ colocation needs.

•

Interconnection services include cross connects and, in certain locations, switch ports on the Equinix Exchange service. These services provide scalable and reliable connectivity that allow our customers to exchange traffic directly with the service provider of their choice or directly with each other.

•	Managed IT infrastructure services allow our customers to leverage our significant telecommunications expertise, maximize the benefits of our IBX hubs and optimize their infrastructure and resources.

The colocation markets across the world have developed differently. In the United States and Asia-Pacific regions, the market for our services has historically been served by large telecommunications carriers who have bundled their telecommunications services and managed services with their colocation offerings. Over the past several years, a number of these telecommunications carriers have eliminated or reduced their colocation footprint to focus on their core businesses. Additionally, many of the competitive providers have failed to scale their businesses and have been forced to exit the market. In Europe, the market has been served by a variety of providers including traditional large telecommunications carriers as well as several network-neutral players of varying size and scale. In each of these regions, we successfully differentiate our service offerings based on our service reliability and access to multiple networks.

Equinix addresses a specific customer segment in the market, namely, those enterprise, content or network companies that need to outsource their critical infrastructure and/or to directly interconnect to multiple parties. There now exists a significant supply and demand imbalance in the customer segment we serve due to the departure or consolidation of several key players from this market, a decline in usable capacity in legacy centers which cannot adequately address the significant power needs of today’s customers and a lack of new centers being built. We are focused on a valuable segment of customers who require smaller footprints and value direct interconnection. For example, although some of our larger content customers, including companies such as AOL, Google and MSN operate or are building their own data centers for their large infrastructure deployments or install large footprints in centers being built by real estate investment trusts (REITs), these customers also continue to have a presence in an Equinix data center to use our interconnection services to reach their business partners. The overall reduction in supply in the industry has led to increased pricing and accelerated demand for our centers. Although our growth is primarily driven by existing customers, we have gained many of those customers no longer served by the traditional network-based colocation providers as access to those providers’ networks is also available in our IBX hubs. Strategically, we will continue to look at attractive opportunities to grow our market share and selectively improve our footprint and service offerings.

Our Strategy

Our objective is to become the premier hub for enterprises, content providers and government agencies to locate their information technology infrastructure operations in order to gain maximum benefits from the choice of networks and partners in the most simple and efficient manner. Key components of our strategy include the following:

Expand to Satisfy our Customers’ Growth Needs.    Our growth is primarily driven by our existing customer base ordering new services and we plan to continue to expand in key markets based on customer demand. We currently have significant expansions underway in 11 of our 17 markets across the world. As a part of our overall expansion strategy, in September 2007, we expanded into the European market with our acquisition of IXEurope plc, a leading provider of colocation services serving 450 customers in four major markets across Europe. Our global expansion strategy is to continue to grow in select existing markets and possibly expand to additional markets based on anticipated customer demand and financial return. We conduct extensive demand studies, property due diligence and financing analysis designed to examine and optimize the mix of variables in our expansion decisions. We expect to execute this expansion strategy in a cost-effective and prudent manner through a combination of acquiring existing centers through lease or purchase, or building new centers based on key criteria, such as demand and potential financial return, in each market.

Continue to Build upon our Critical Mass of Network Providers and Content Companies and Leverage the Network Effect.    We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the Internet. This critical mass is a key selling point since content companies want to connect with a diverse set of networks to provide the best connectivity to their end-customers and network companies want to sell bandwidth to content customers and interconnect with other networks in the most efficient manner available. As networks, content providers and enterprises locate in our IBX centers, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption.

Grow our Enterprise Business.    Our customers include several large enterprises including key players in the enterprise sector, such as Bank of America, Capgemini, Citibank, Deutsche Borse Systems, Goldman Sachs, IBM, McGraw Hill, Merrill Lynch, Salesforce.com, Sony, UBS and others. Because of our unique model of direct interconnection, we have attracted a number of large enterprises who require access to multiple networks for their web-enabled applications or to access their business partners. One example is the Financial Exchange service that we offer in IBX centers globally. This service allows financial institutions, such as the Chicago Mercantile Exchange, Deutsche Borse Systems and many others the ability to directly interconnect with networks and financial trading partners to virtually eliminate delay in electronic trading environments. We expect to expand to other enterprise segments including digital media and others and drive growth into 2008.

Promote our IBX Centers as the Highest Performance Data Centers Available.    We believe that data center reliability, power availability and network choice are the most important attributes when our customers are choosing a data center provider. Our IBX hubs are next-generation data centers and offer customers advanced security, reliability and redundancy. For example, our security design in the U.S. IBX centers includes five levels of biometrics security to access customer cages and our power infrastructure includes N+1 redundancy for all systems and has delivered 99.9999% uptime over the period from January 1, 2002 through June 30, 2007. In Europe, our centers are ISO 9000:2001 certified. Our global support staff, trained to aid customers with operational support, is available 24 hours a day, 365 days a year. We intend to continue to invest in maintenance and energy efficiency initiatives and customer service support to ensure that we can continue to provide market leading service reliability.

Provide New Products and Services within our IBX Centers.    We plan to continue to offer additional products and services that are consistent with our business focus on colocation and interconnection services. Such services would provide additional value to our customers as they manage their infrastructure with our IBX hubs. Examples of recent new services include our IBX Link service which allows customers to easily move traffic between IBX centers located in the same metro area and the Financial Exchange service which allows direct interconnection with electronic financial exchanges.

Recent Developments

IXEurope Acquisition

On September 14, 2007, our wholly-owned subsidiary in the United Kingdom closed the purchase of the entire issued and to be issued share capital of IXEurope plc, which we refer to as the IXEurope acquisition. Under the final terms of the IXEurope acquisition, IXEurope shareholders will receive 140 British pence in cash for each IXEurope share valuing the share capital of IXEurope on a fully diluted basis at approximately 270.1 million British pounds or approximately $548.4 million (based on exchange rates as of September 13, 2007). We have until September 28, 2007 to pay the purchase price for the IXEurope acquisition, and we plan to use the proceeds of this offering and our concurrent notes offering for that purpose. IXEurope operates data centers in the United Kingdom, France, Germany and Switzerland. Equinix will integrate IXEurope’s business and operations under the Equinix brand. The current IXEurope management team is expected to join Equinix and continue to operate the European business.

San Jose Property Acquisition

In July 2007, we closed on the $65.0 million conditional purchase agreement we signed in January 2007 to purchase the building and property where our original Silicon Valley IBX center is located. We refer to this transaction as the San Jose property acquisition.

Chicago IBX Financing

In July and August 2007, we received additional advances totaling $19.1 million, bringing the cumulative loan payable to date under the Chicago IBX financing to $88.3 million with a blended interest rate of 8.125% per annum. As a result, the remaining amount available to borrow from the Chicago IBX financing totals $21.7 million.

Asia-Pacific Financing

In August 2007, two of our wholly-owned subsidiaries, located in Singapore and Tokyo, Japan, entered into a multi-currency credit facility agreement for approximately $40.0 million in local currency equivalents. We refer to this transaction as the Asia-Pacific financing. The Asia-Pacific financing has a four-year term that allows these two subsidiaries to borrow up to approximately 23.0 million Singapore dollars and 2.9 billion Japanese yen during the first 12-month period with repayment to occur over the remaining three years in twelve equal quarterly installments. Amounts undrawn at the end of the first 12-month period shall be canceled and will no longer be available for borrowing. The Asia-Pacific financing bears interest at a floating rate (the relevant three-month local cost of funds for Singapore and Japan, as applicable, plus a margin ranging from 1.85% to 2.50%) with interest payable quarterly. The Asia-Pacific financing may be used by these two subsidiaries to fund capital expenditures on leasehold improvements, equipment, and other installation costs related to IBX expansion plans in Singapore and Tokyo. The Asia-Pacific financing has several financial covenants with which we must comply quarterly, is guaranteed by Equinix and is secured by the assets of the two subsidiaries. In September 2007, we borrowed approximately 18.3 million Singapore dollars at a local borrowing rate of 4.6625% and approximately 1.5 billion Japanese yen at a local borrowing rate of 2.687%. Collectively the amounts borrowed equal approximately $24.8 million leaving approximately $15.2 million remaining to borrow under the Asia-Pacific financing.

Company Information

Our principal executive offices are located at 301 Velocity Way, Fifth Floor, Foster City, CA 94404 and our telephone number is (650) 513-7000. Our website is located at www.equinix.com. Information contained on or accessible through our website is not part of this prospectus.

The Offering

Issuer	Equinix, Inc.

Common Stock offered by us	3,662,556 shares

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an additional 549,383 shares to cover over-allotments.(1)

Common Stock to be outstanding after this offering	35,413,804 shares(2)

Dividend policy

Holders of common stock are entitled to receive cash dividends when, and if, declared by our board of directors out of funds legally available. Since inception, we have not paid any cash dividends on common stock and we do not have any present intention to commence payment of any cash dividends. Our ability to pay cash dividends is limited under our line of credit with Silicon Valley Bank.

Use of Proceeds

We intend to use the net proceeds of this offering, together with the net proceeds from our concurrent notes offering, to pay for our acquisition of IXEurope. We intend to use any remaining proceeds for capital expenditures, acquisitions and general corporate purposes. See “Use of Proceeds.”

NASDAQ Global Select Market	“EQIX.”

Risk Factors

Investment in our common stock involves risks. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus before buying any of our common stock.

(1)	Unless otherwise indicated, all information in this prospectus assumes no exercise of the over-allotment option.
(2)	Excludes 3,734,821 shares of common stock issuable upon the exercise of outstanding options and release of restricted stock and restricted stock units as of June 30, 2007, 9,490 shares of common stock issuable upon the exercise of outstanding common stock warrants as of June 30, 2007, 816,457 shares reserved for the conversion of our 2.50% convertible subordinated debentures due 2024 as of June 30, 2007, 2,231,475 shares reserved for the conversion of our 2.50% convertible subordinated notes due 2012 as of June 30, 2007 and 2,602,600 shares issuable upon conversion of the notes offered concurrently herewith on a pro forma basis as of June 30, 2007.

Concurrent Notes Offering

Concurrently with this offering, we are offering $350.0 million aggregate principal amount of 3.00% Convertible Subordinated Notes due 2014 (or a total of $396.0 million aggregate principal amount of notes if the underwriters exercise their over-allotment option in full) pursuant to a separate registration statement and prospectus. The completion of each offering is conditioned upon the concurrent completion of the other offering.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes incorporated by reference into this prospectus and “Use of Proceeds” and “Capitalization.” The historical financial information presented below may not be indicative of our future performance. The historical summary consolidated financial data of IXEurope is not presented below. The audited financial statements of IXEurope for the three years ended December 31, 2006 and the unaudited financial statements of IXEurope for the six months ended June 30, 2006 and 2007 are incorporated into this prospectus by reference. The “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” are located elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$77,188	$117,942	$163,671	$221,057	$286,915	$133,417	$176,946

Costs and operating expenses:
Cost of revenues	104,073	128,121	136,950	158,354	188,379	88,908	108,374
Sales and marketing	15,247	19,483	18,604	20,552	32,619	15,678	17,197
General and administrative	30,659	34,293	32,494	45,110	72,123	34,855	47,715
Restructuring charges	28,885	—	17,685	33,814	1,527	—	407
Gain on Honolulu IBX sale	—	—	—	—	(9,647)	—	—

Total costs and operating expenses	178,864	181,897	205,733	257,830	285,001	139,441	173,693

Income (loss) from operations	(101,676)	(63,955)	(42,062)	(36,773)	1,914	(6,024)	3,253
Interest income	998	296	1,291	3,584	6,627	3,341	7,031
Interest expense	(35,098)	(20,512)	(11,496)	(8,880)	(14,875)	(7,433)	(9,577)
Gain (loss) on debt extinguishment and conversion	114,158	—	(16,211)	—	—	—	(3,395)
Income taxes	—	—	(153)	(543)	(439)	(600)	(551)
Cumulative effect of a change in accounting principle	—	—	—	—	376	376	—

Net loss	$(21,618)	$(84,171)	$(68,631)	$(42,612)	$(6,397)	$(10,340)	$(3,239)

Net loss per share:
Basic and diluted	$(7.23)	$(8.76)	$(3.87)	$(1.78)	$(0.22)	$(0.37)	$(0.11)

Weighted average shares	2,990	9,604	17,719	23,956	28,551	28,160	30,424

Pro forma basic and diluted net loss per share(1)					$(0.20)		$(0.10)

	As of June 30, 2007
	Actual	Pro Forma(2)
	(dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$323,966	$416,894
Accounts receivable, net	28,140	40,156
Property and equipment, net	760,175	955,818
Total assets	1,175,451	1,962,400
Capital lease and other financing obligations, excluding current portion	91,557	94,547
Mortgage and loans payable, excluding current portion	164,841	247,307
Convertible debt	282,250	632,250
Total stockholders’ equity	442,674	735,269

(1)	Reflects the issuance of the shares offered hereby as if they were outstanding as of January 1, 2006.
(2)	Reflects (1) the IXEurope acquisition, (2) the sale of our common stock offered hereby, after deducting underwriting discounts and estimated offering expenses, (3) the concurrent sale of notes, after deducting underwriting discounts and estimated offering expenses, (4) the termination of the unused senior bridge loan, (5) the completion of the San Jose property acquisition, (6) additional advances during July and August 2007 under the Chicago IBX financing and (7) the Asia-Pacific financing, all of which are more fully described in the “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” included elsewhere in this prospectus. Concurrently with this offering, we are offering $350.0 million aggregate principal amount of 3.00% convertible subordinated notes due 2014 (up to $396.0 million aggregate principal amount of notes if the underwriters exercise their over-allotment option in full) pursuant to a separate registration statement and prospectus. The completion of each offering is conditioned upon the concurrent completion of the other offering.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the events described in the following risks actually occur, our business, financial condition and results of operations could suffer. In that event, the price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to the Acquisition of IXEurope

We may not be able to successfully integrate IXEurope and achieve the benefits we expect from the IXEurope acquisition.

We will only achieve the benefits that are expected to result from the IXEurope acquisition if we can successfully integrate its administrative, finance, operations, sales and marketing organizations, and implement appropriate systems and controls.

The success of the IXEurope acquisition and integration into our operations will involve a number of risks, including:

•	the possible diversion of our management’s attention from other business concerns, including our previously announced expansion plans in the U.S. and Asia-Pacific regions;

•	the potential inability to successfully pursue some or all of the anticipated revenue opportunities associated with the IXEurope acquisition;

•	the possible loss of IXEurope’s key employees;

•	the potential inability to achieve expected operating efficiencies in IXEurope’s operations;

•	the increased complexity and diversity of our operations after the IXEurope acquisition compared to our prior operations;

•	the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated problems, expenses or liabilities.

If we fail to integrate IXEurope successfully and/or fail to realize the intended benefits of the IXEurope acquisition, our results of operations could be materially and adversely affected. In addition, the IXEurope acquisition will result in a substantial goodwill asset, which will be subject to an annual impairment analysis. If this goodwill were to be impaired in the future, it could have a significant negative impact on our results of operations.

Risks Related to Our Business

Our substantial debt could adversely affect our cash flow and limit our flexibility to raise additional capital.

We have a significant amount of debt. As of June 30, 2007, our total indebtedness was approximately $543.1 million, and our total indebtedness would have been $980.2 million on a pro forma basis. Our substantial level of debt could have important consequences. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our expansion strategy and other general corporate requirements;

•	make it more difficult for us to satisfy our obligations under our various debt instruments, including the notes;

•	increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry, which may place us at a competitive disadvantage compared with our competitors;

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity; and

•	make us more vulnerable to increases in interest rates because of the variable interest rates on some of our borrowings.

The occurrence of any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

We have incurred substantial losses in the past and may continue to incur additional losses in the future.

Although we have generated cash from operations since the quarter ended September 30, 2003, for the years ended December 31, 2004, 2005 and 2006, we incurred net losses of $68.6 million, $42.6 million and $6.4 million, respectively. Furthermore, for the six months ended June 30, 2007, we incurred an additional net loss of $3.2 million. Although our net losses have generally been decreasing in recent quarters, we are also currently investing heavily in our future growth through the build-out of several additional IBX centers and IBX center expansions. As a result, we will incur higher depreciation and other operating expenses that will negatively impact our ability to achieve and sustain profitability unless and until these new IBX centers generate enough revenue to exceed their operating costs and cover our additional overhead needed to scale our business for this anticipated growth. In addition, costs associated with the IXEurope acquisition and the integration of the two companies, as well as the additional interest expense associated with debt financing we intend to undertake to fund our growth initiatives, may also negatively impact our ability to achieve and sustain profitability. Although our goal is to achieve profitability, there can be no guarantee that we will become profitable, and we may continue to incur additional losses. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We are continuing to invest in our expansion efforts but may not have sufficient customer demand in the future to realize expected returns on these investments.

We are considering the acquisition or lease of additional properties, including construction of new IBX centers beyond those expansion projects already announced. We will be required to commit substantial operational and financial resources to these IBX centers, generally 12–18 months in advance of securing customer contracts, and we may not have sufficient customer demand in those markets to support these centers once they are built. In addition, unanticipated technological changes could affect customer requirements for data centers and we may not have built such requirements into our new IBX centers. Any of these contingencies, if they were to occur, could make it difficult for us to realize expected or reasonable returns on these investments.

We have begun construction of new IBX centers, and may begin construction of additional new IBX centers, which could involve significant risks to our business.

We believe that most of the pre-existing built-out data centers have already been acquired, and that there are few if any viable distressed assets available for us to acquire in our key markets today. In order to sustain our growth in these markets, we must acquire suitable land with or without structures to build our new IBX centers from the ground up, a “greenfield build.” Greenfield builds are currently underway in the Chicago, Los Angeles, Washington D.C. and New York metro areas. A greenfield build involves substantial planning and lead-time, much longer time to completion than we have currently experienced in our recent IBX retrofits of existing data centers, and significantly higher costs of construction, equipment and materials, which could have a negative impact on our returns. A greenfield build also requires us to carefully select and rely on the experience of one or several general contractors and associated subcontractors during the construction process. Should a general contractor or significant subcontractor experience financial or other problems during the construction process, we could experience significant delays, increased costs to complete the project and other negative impacts to our expected returns. Site selection is also a critical factor in our expansion plans, and there may not be suitable properties available in our markets with the necessary combination of high power capacity and fiber connectivity.

While we may prefer to locate new IBX centers adjacent to our existing locations, we may be limited by the inventory and location of suitable properties as well as the need for adequate power and fiber to the site. In the event we decide to build new IBX centers separate from our existing IBX centers, we may provide services to interconnect these two centers. Should these services not provide the necessary reliability to sustain service, this could result in lower interconnection revenue, lower margins and could have a negative impact on customer retention over time.

If we are not able to generate sufficient operating cash flow or obtain external financing, our ability to fund capital expenditures or fulfill our obligations or execute expansion plans may be limited.

Our capital expenditures, together with ongoing operating expenses and obligations to service our debts, will be a substantial drain on our cash flow and may decrease our cash balances. We regularly assess markets for external financing opportunities, including debt and equity. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. If we curtail capital expenditures or abandon projects, we could be materially adversely affected.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable service. We must protect our customers’ IBX infrastructure and their equipment located in our IBX centers. We continue to acquire IBX centers not built by us. If these IBX centers and their infrastructure assets are not in the condition we believe them to be in, we may be required to incur substantial additional costs to repair or upgrade the centers. The services we provide in each of our IBX centers are subject to failure resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood, tornados and other natural disasters;

•	extreme temperatures;

•	water damage;

•	fiber cuts;

•	power loss;

•	terrorist acts;

•	sabotage and vandalism; and

•	failure of business partners who provide our resale products.

Problems at one or more of our IBX centers, whether or not within our control, could result in service interruptions or significant equipment damage. For example, in the event of an unusually long period of extreme heat, we may not be able to keep certain of our centers in compliance with our stated cooling objectives or the center’s cooling units could fail under the strain. The extreme temperatures could also lead to our suppliers experiencing electrical power outages or shortages. We have service level commitment obligations to certain of our customers, including our significant customers. As a result, service interruptions or significant equipment damage in our IBX centers could result in difficulty maintaining service level commitments to these customers and potential claims related to such failures. For example, for the year ended December 31, 2005, we recorded $457,000 in service level credits to various customers, primarily associated with two separate power outages that affected our Chicago and Washington, D.C. metro area IBX centers.

If we incur significant financial commitments to our customers in connection with a loss of power, or our failure to meet other service level commitment obligations, our liability insurance may not be adequate. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Furthermore, we are dependent upon Internet service providers, telecommunications carriers and other website operators in the U.S., Asia, Europe and elsewhere, some of which have experienced significant system failures and electrical outages in the past. Users of our services may in the future experience difficulties due to system failures unrelated to our systems and services. If for any reason, these providers fail to provide the required services, our business, financial condition and results of operations could be materially adversely impacted.

A portion of our managed services business in Singapore involves the processing and storage of confidential customer information. Inappropriate use of those services could jeopardize the security of customers’ confidential information causing losses of data or financially impacting our customers or us and subjecting us to the risk of lawsuits. Efforts to alleviate problems caused by computer viruses or other inappropriate uses or security breaches may lead to interruptions, delays or cessation of our managed services.

There is no known prevention or defense against denial of service attacks. During a prolonged denial of service attack, Internet service may not be available for several hours, thus negatively impacting hosted customers’ on-line business transactions. Affected customers might file claims against us under such circumstances. Our property and liability insurance may not be adequate to cover these customer claims.

We expect our operating results to fluctuate.

We have experienced fluctuations in our results of operations on a quarterly and annual basis. The fluctuations in our operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including, but not limited to:

•	financing or other expenses related to the acquisition, purchase or construction of additional IBX centers;

•	mandatory expensing of employee stock-based compensation, including restricted shares and units;

•	financing or other expenses related to the IXEurope acquisition;

•	demand for space, power and services at our IBX centers;

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet industries;

•	costs associated with the write-off or exit of unimproved or underutilized property;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and services and the gross margins associated with our products and services;

•	the timing required for new and future centers to open or become fully utilized;

•	competition in the markets in which we operate;

•	conditions related to international operations;

•	increasing repair and maintenance expenses in connection with aging IBX centers;

•

lack of available capacity in our existing IBX centers to book new revenue or delays in opening up new or acquired IBX centers may delay our ability to book new revenue in markets which have otherwise reached capacity;

•

the timing and magnitude of other operating expenses, including taxes, capital expenditures and expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets; and

•	the cost and availability of adequate public utilities, including power.

Any of the foregoing factors, or other factors discussed elsewhere in this prospectus, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. We have generated net losses every fiscal year since inception. Furthermore, for the six months ended June 30, 2007, we incurred an additional net loss of $3.2 million. It is possible that we may not be able to generate positive net income on a quarterly or annual basis in the future. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

Our inability to use our tax net operating losses will cause us to pay taxes at an earlier date and in greater amounts, which may harm our operating results.

We believe that our ability to use our pre-2003 tax net operating losses, or NOLs, in any taxable year is subject to limitations under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the Code, as a result of the significant change in the ownership of our stock that resulted from our combination with i-STT Pte Ltd and Pihana Pacific, Inc. in 2002, which we call the combination. We expect that a significant portion of our NOLs that accrued prior to December 31, 2002 will expire unused as a result of this limitation. In addition to the limitations on NOL carry-forward utilization described above, we believe that Section 382 of the Code will also significantly limit our ability to use the depreciation and amortization on our assets, as well as certain losses on the sale of our assets, to the extent that such depreciation, amortization and losses reflect unrealized depreciation that was inherent in such assets as of the date of the combination. These limitations will cause us to pay taxes at an earlier date and in greater amounts than would occur absent such limitations.

We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Although we received an unqualified opinion regarding the effectiveness of our internal controls over financial reporting as of December 31, 2006, in the course of our ongoing evaluation of our internal controls over financial reporting, we have identified certain areas which we would like to improve and are in the process of evaluating and designing enhanced processes and controls to address these areas identified during our evaluation, none of which we believe constitutes or will constitute a material change. However, we cannot be certain that our efforts will be effective or sufficient for us, or our independent registered public accounting firm, to issue unqualified reports in the future, especially as our business continues to grow and evolve.

It may be difficult to design and implement effective financial controls for combined operations, and differences in existing controls of any acquired businesses, including IXEurope, may result in weaknesses that require remediation when the financial controls and reporting are combined.

Our ability to manage our operations and growth will require us to improve our operational, financial and management controls, as well as our internal reporting systems and controls. We may not be able to implement improvements to our internal reporting systems and controls in an efficient and timely manner and may discover deficiencies in existing systems and controls.

If we cannot effectively manage our international operations and successfully implement our international expansion plans, our revenues may not increase and our business and results of operations would be harmed.

For the years ended December 31, 2004, 2005 and 2006, we recognized 13%, 13% and 14%, respectively, of our revenues outside North America. For the six months ended June 30, 2007, we recognized 15% of our revenues outside North America. We anticipate that the acquisition of IXEurope will increase the percentage of our revenues derived from sources outside North America.

To date, the neutrality of our IBX centers and the variety of networks available to our customers has often been a competitive advantage for us. In certain of our acquired IBX centers, in Singapore in particular, the limited number of carriers available reduces that advantage. As a result, we may need to adapt our key revenue-generating services and pricing to be competitive in that market.

We may experience gains and losses resulting from fluctuations in foreign currency exchange rates. To date, the majority of our revenues and costs have been denominated in U.S. dollars; however, the majority of revenues and costs in our international operations have been denominated in Singapore dollars, Japanese yen and Australia and Hong Kong dollars. With the completion of the IXEurope acquisition, certain of our revenues and costs will also be denominated in the British pound sterling, the euro and the Swiss franc. Although we have in the past and may decide to undertake foreign exchange hedging transactions in the future to reduce foreign currency transaction exposure, we do not currently intend to eliminate all foreign currency transaction exposure. Where our prices are denominated in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making our products and services more expensive in local currencies.

We are currently undergoing expansions or evaluating expansion opportunities in Europe and in the Asia-Pacific region. Undertaking and managing expansions in foreign jurisdictions may present unanticipated challenges to us. In addition, any expansion requires substantial operational and financial resources, and we may not have sufficient customer demand to support the expansion once complete. Unanticipated technological changes could also affect customer requirements for data centers and we may not have built such requirements into our expanded IBX centers. We are also exposed to risks resulting from fluctuations in foreign currency exchange rates in connection with our international expansions. To the extent we are paying contractors in foreign currencies, our expansions could cost more than anticipated from declines in the U.S dollar relative to foreign currencies.

Our international operations are generally subject to a number of additional risks, including:

•	the costs of customizing IBX centers for foreign countries;

•	protectionist laws and business practices favoring local competition;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing foreign operations, including negotiating with foreign labor unions or workers’ councils;

•	political and economic instability;

•	our ability to obtain, transfer, or maintain licenses required by governmental entities with respect to our business; and

•	compliance with evolving governmental regulation with which we have little experience.

The increased use of high power density equipment may limit our ability to fully utilize our IBX centers.

Customers are increasing their use of high-density electrical power equipment, such as blade servers, in our IBX centers which has significantly increased the demand for power on a per cabinet basis. Because most of our centers were built several years ago, the current demand for electrical power may exceed the designed electrical capacity in these centers. As electrical power, not space, is typically the limiting factor in our IBX data centers, our ability to fully utilize those IBX centers may be limited. The availability of sufficient power may also pose a risk to the successful operation of our new IBX centers. The ability to increase the power capacity of an IBX, should we decide to, is dependent on several factors including, but not limited to, the local utility’s ability to provide additional power; the length of time required to provide such power; and/or whether it is feasible to upgrade the electrical infrastructure of an IBX to deliver additional power to customers. Although we are currently designing and building to a much higher power specification, there is a risk that demand will continue to increase and our IBX centers could become obsolete sooner than expected.

We have made, and may continue to make, acquisitions which pose integration and other risks that could harm our business.

We have recently acquired several new IBX centers, and we may seek to acquire additional IBX centers, real estate for development of new IBX centers, or complementary businesses, such as IXEurope, products, services or technologies. As a result of these acquisitions, we may be required to incur additional debt and expenditures and issue additional shares of our common stock to pay for the acquired businesses, products, services or technologies, which may dilute our stockholders’ ownership interest and may delay, or prevent, our profitability. These acquisitions may also expose us to risks such as:

•	the possibility that we may not be able to successfully integrate acquired businesses or achieve the level of quality in such businesses to which our customers are accustomed;

•	the possibility that additional capital expenditures may be required;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired businesses;

•	the possible loss or reduction in value of acquired businesses;

•	the possibility that our customers may not accept either the existing equipment infrastructure or the “look-and-feel” of a new or different IBX center;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new IBX center;

•

the possibility of pre-existing undisclosed liabilities regarding the property or IBX center, including but not limited to environmental or asbestos liability, of which our insurance may be insufficient or for which we may be unable to secure insurance coverage; and

•

the possibility that the concentration of our IBX centers in the Silicon Valley, Los Angeles and Tokyo, Japan metro areas may increase our exposure to seismic activity, especially if these centers are located on or near fault zones.

We cannot assure you that the price for any future acquisitions will be similar to prior IBX acquisitions. In fact, we expect acquisition costs, including capital expenditures required to build or render new IBX centers operational, to increase in the future. If our revenue does not keep pace with these potential acquisition and expansion costs, we may not be able to maintain our current or expected margins as we absorb these additional expenses. There is no assurance we would successfully overcome these risks or any other problems encountered with these acquisitions.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general lack of availability of electrical resources.

Our IBX centers are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages and limitations, especially internationally, on the availability of adequate power resources.

Power outages, such as those that occurred in California during 2001, the Northeast in 2003 and from the tornados on the U.S. east coast in 2004, could harm our customers and our business. We attempt to limit exposure to system downtime by using backup generators and power supplies; however, we may not be able to limit our exposure entirely even with these protections in place, as was the case with the power outages we experienced in our Chicago and Washington, D.C. metro area IBX centers in 2005.

In addition, global fluctuations in the price of power can increase the cost of energy, and although contractual price increase clauses may exist in some of our customer agreements, we may not be able to pass these increased costs on to our customers.

In each of our markets, we rely on third parties to provide a sufficient amount of power for current and future customers. At the same time, power and cooling requirements are growing on a per unit basis. As a result, some customers are consuming an increasing amount of power per cabinet. We generally do not control the amount of electric power our customers draw from their installed circuits. This means that we could face power limitations in our centers. This could have a negative impact on the effective available capacity of a given center and limit our ability to grow our business, which could have a negative impact on our financial performance, operating results and cash flows.

We may also have difficulty obtaining sufficient power capacity for potential expansion sites in new or existing markets. We may experience significant delays and substantial increased costs demanded by the utilities to provide the level of electrical service required by our current IBX center designs.

We may be forced to take steps, and may be prevented from pursuing certain business opportunities, to ensure compliance with certain tax-related covenants agreed to by us in connection with the combination.

We agreed to a covenant in connection with the combination (which we refer to as the FIRPTA covenant) that we would use all commercially reasonable efforts to ensure that at all times from and after the closing of the combination none of our capital stock issued to STT Communications would constitute “United States real property interests” within the meaning of Section 897(c) of the Code. Under Section 897(c) of the Code, our capital stock issued to STT Communications would generally constitute “United States real property interests” at such point in time that the fair market value of the “United States real property interests” owned by us equals or exceeds 50% of the sum of the aggregate fair market values of (a) our “United States real property interests,” (b) our interests in real property located outside the United States and (c) any other assets held by us which are used or held for use in our trade or business. Currently, the fair market value of our “United States real property interests” is significantly below the 50% threshold. However, in order to ensure compliance with the FIRPTA covenant, we may be limited with respect to the business opportunities we may pursue, particularly if the business opportunities would increase the amounts of “United States real property interests” owned by us or decrease the amount of other assets owned by us. In addition, we may take proactive steps to avoid our capital stock being deemed a “United States real property interest,” including, but not limited to, (a) a sale-leaseback transaction with respect to some or all of our real property interests, or (b) the formation of a holding company organized under the laws of the Republic of Singapore which would issue shares of its capital stock in exchange for all of our outstanding stock (which would require the submission of that transaction to our stockholders for their approval and the consummation of that exchange). We will take these actions only if such actions are commercially reasonable for our stockholders and us. We have entered into an agreement with STT Communications and its affiliate pursuant to which we will no longer be bound by the FIRPTA covenant as of September 30, 2009. If we were to breach this covenant, we may be liable for damages to STT Communications.

Increases in property taxes could adversely affect our business, financial condition and results of operations.

Our IBX centers are subject to state and local real property taxes in the U.S. and certain of our European jurisdictions. The state and local real property taxes on our IBX centers may increase as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. Many state and local governments are facing budget deficits, which may cause them to increase assessments or taxes. If property taxes increase, our business, financial condition and operating results could be adversely affected.

STT Communications has voting control over a substantial portion of our stock and has influence over matters requiring stockholder consent.

As of June 30, 2007, STT Communications, through its subsidiary, i-STT Investments (Bermuda) Ltd., had voting control over approximately 13.5% of our outstanding common stock. In addition, STT Communications is not prohibited from buying shares of our stock in public or private transactions. As a result, STT Communications is able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could prevent or delay a third party from acquiring or merging with us.

Our non-U.S. customers include numerous related parties of STT Communications.

We continue to have contractual and other business relationships and may engage in material transactions with affiliates of STT Communications. Circumstances may arise in which the interests of STT Communications’ affiliates may conflict with the interests of our other stockholders. In addition, entities affiliated with STT Communications make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor.

If regulated materials are discovered at centers leased or owned by us, we may be required to remove or clean-up such materials, the cost of which could be substantial.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and wastes. Certain of these laws and regulations also impose joint and several liability, without regard to fault, for investigation and cleanup costs on current and former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. Our operations involve the use of hazardous substances and materials such as petroleum fuel for emergency generators, as well as batteries, cleaning solutions and other materials. In addition, we lease, own or operate real property at which hazardous substances and regulated materials have been used in the past. At some of our locations, hazardous substances or regulated materials are known to be present in soil or groundwater and there may be additional unknown hazardous substances or regulated materials present at sites we own, operate or lease. At some of our locations, there are land use restrictions in place relating to earlier environmental cleanups that do not materially limit our use of the sites. To the extent any hazardous substances or any other substance or material must be cleaned up or removed from our property, we may be responsible under applicable laws, regulations or leases for the removal or cleanup of such substances or materials, the cost of which could be substantial. In addition, noncompliance with existing, or adoption of more stringent, environmental or health and safety laws and regulations or the discovery of previously unknown contamination could require us to incur costs or become the basis of new or increased liabilities that could be material.

We depend on a number of third parties to provide Internet connectivity to our IBX centers; if connectivity is interrupted or terminated, our operating results and cash flow could be materially adversely affected.

The presence of diverse telecommunications carriers’ fiber networks in our IBX centers is critical to our ability to retain and attract new customers. We are not a telecommunications carrier, and as such we rely on third parties to provide our customers with carrier services. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. We rely primarily on revenue opportunities from the telecommunications carriers’ customers to encourage them to invest the capital and operating resources required to connect from their centers to our IBX centers. Carriers will likely evaluate the revenue opportunity of an IBX center based on the assumption that the environment will be highly competitive. We cannot assure you that any carrier will elect to offer its services within our IBX centers or that once a carrier has decided to provide Internet connectivity to our IBX centers that it will continue to do so for any period of time. Further, many carriers are experiencing business difficulties or announcing consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our IBX centers, which could have an adverse effect on our operating results.

Our new IBX centers require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our IBX centers is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our IBX centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow will be adversely affected. Any hardware or fiber failures on this network may result in significant loss of connectivity to our new IBX expansion centers. This could affect our ability to attract new customers to these IBX centers or retain existing customers.

Our networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our proprietary information.

A party who is able to breach the security measures on our networks could misappropriate either our proprietary information or the personal information of our customers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security, which could have a material adverse effect on our financial performance and operating results.

A small number of customers, including IBM, account for a significant portion of our revenues, and the loss of any of these customers could significantly harm our business, financial condition and results of operations.

While no single customer accounted for 10% of our revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, our top ten customers accounted for 25% and 24%, respectively, of our revenues during these periods. As of June 30, 2007, we had 1,373 customers. Notwithstanding our acquisition of IXEurope and the integration of its customer base with ours, we expect that a small percentage of our customers will continue to account for a significant portion of our revenues for the foreseeable future. We cannot guarantee that we will retain these customers or that they will maintain their commitments in our IBX centers at current levels. For example, although the term of our contract with IBM, our single largest customer, runs through 2011, IBM currently has the right to reduce its commitment to us pursuant to the terms and requirements of its customer agreement. If we lose any of these key customers, or if any of them decide to reduce the level of their commitment to us, our business, financial condition and results of operations could be adversely affected.

We resell products and services of third parties that may require us to pay for such products and services even if our customers fail to pay us for the products and services, which may have a negative impact on our operating results.

In order to provide resale services such as bandwidth, managed services and other network management services, we contract with third party service providers. These services require us to enter into fixed term contracts for services with third party suppliers of products and services. If we experience the loss of a customer who has purchased a resale product, we will remain obligated to continue to pay our suppliers for the term of the underlying contracts. The payment of these obligations without a corresponding payment from customers will reduce our financial resources and may have a material adverse effect on our operating and financial results and cash flows.

We may not be able to compete successfully against current and future competitors.

Our IBX centers and other products and services must be able to differentiate themselves from those of other providers of space and services for telecommunications companies, web-hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web-hosting facilities. Similarly, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas in which we have IBX centers. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX centers. If these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected.

We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. We may continue to see increased competition for data center space and customers from large REITS who also operate in our market. We may experience competition from our landlords, some of which are REITS, in this regard. Rather than leasing available space in our buildings to large single tenants, they may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. Landlords/REITS may enjoy a cost effective advantage in providing services similar to those provided by our IBXs, and in addition to the risk of losing customers to these parties this could also reduce the amount of space available to us for expansion in the future. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in outsourcing arrangements may be reluctant or slow to replace, limit or compete with their existing systems by becoming a customer. Customers may also decide it is cost effective for them to build out their own data centers which could have a negative impact on our results of operations. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it may be extremely difficult to convince them to relocate to our IBX centers.

Because we depend on the retention of key employees, failure to maintain competitive compensation packages, including equity incentives, may be disruptive to our business.

Our success in retaining key employees and discouraging them from moving to a competitor is an important factor in our ability to remain competitive. As is common in our industry, our employees are typically compensated through grants of equity awards in addition to their regular salaries. In addition to granting equity awards to selected new hires, we periodically grant new equity awards to certain employees as an incentive to remain with us. To the extent we are unable to offer competitive compensation packages to our employees and adequately maintain equity incentives due to equity expensing or otherwise, and should employees decide to leave us, this may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

Because we depend on the development and growth of a balanced customer base, failure to attract and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including network service providers, site and performance management companies, and enterprise and content companies. The more balanced the customer base within each IBX center, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our IBX centers will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the IBX center’s operating reliability and security and our ability to effectively market our services. In addition, some of our customers are, and are likely to continue to be, Internet companies that face many competitive pressures and that may not ultimately be successful. If these customers do not succeed, they will not continue to use the IBX centers. This may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

Our products and services have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to license cabinet space in one of our IBX centers and to purchase additional services typically involves a significant commitment of resources. In addition, some customers will be reluctant to commit to locating in our IBX centers until they are confident that the IBX center has adequate carrier connections. As a result, we have a long sales cycle. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not result in revenue. Delays due to the length of our sales cycle may materially adversely affect our business, financial condition and results of operations.

The failure to obtain favorable terms when we renew our IBX center leases could harm our business and results of operations.

While we own certain of our IBX centers, others are leased under long-term arrangements with lease terms expiring at various dates ranging from 2010 to 2025. These leased centers have all been subject to significant development by us in order to convert them from, in most cases, vacant buildings or warehouses into IBX centers. All of our IBX center leases have renewal options available to us. However, these renewal options provide for rent set at then-prevailing market rates. To the extent that then-prevailing market rates are higher than present rates, these higher costs may adversely impact our business and results of operations.

If the market price of our stock continues to be highly volatile, the value of an investment in our common stock may decline.

Since January 1, 2006, the closing sale price of our common stock on the NASDAQ Global Select Market ranged from $41.43 to $96.99 per share. The market price of the shares of our common stock has been and may continue to be highly volatile. Actual sales, or the market’s perception with respect to possible sales, of a substantial number of shares of our common stock within a narrow period of time could cause our stock price to fall. Announcements by others or us may also have a significant impact on the market price of our common stock. These announcements may include:

•	our operating results;

•	new issuances of equity, debt or convertible debt;

•	developments in our relationships with corporate customers;

•	announcements by our customers or competitors;

•	changes in regulatory policy or interpretation;

•	governmental investigations;

•	changes in the ratings of our stock by securities analysts;

•	purchase or development of real estate and/or additional IBX centers;

•	acquisitions of complementary businesses;

•	announcements with respect to the operational performance of our IBX centers;

•	market conditions for telecommunications stocks in general; and

•	general economic and market conditions.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging telecommunications companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

We are subject to securities class action and derivative litigation, which may harm our business and results of operations.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against us, a number of our officers and directors, and several investment banks that were underwriters of our initial public offering. Similar complaints were filed against more than 300 other issuers, their officers and directors, and investment banks. The suits allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. A previously agreed upon settlement with the plaintiffs has been terminated. On August 14, 2007, the plaintiffs filed amended complaints in six cases selected as test, or “focus,” cases (ours is not one of the “focus” cases). Plaintiffs plan to move for class certification this fall. If plaintiffs are successful in obtaining class certification in the “focus” cases, they will also likely file an amended complaint against us. We are continuing to participate in the defense of this litigation, which may increase our expenses and divert management’s attention and resources. In addition, we may, in the future, be subject to other securities class action or similar litigation.

On June 29, 2006 and September 18, 2006, shareholder derivative actions were filed in the Superior Court of the State of California, County of San Mateo, naming Equinix as a nominal defendant and several of Equinix’s current and former officers and directors as individual defendants. These actions were consolidated, and the consolidated complaint was filed in January 2007. The consolidated complaint alleges that the individual defendants breached their fiduciary duties and violated California securities law as a result of purported backdating of stock option grants, insider trading and the preparation and approval of inaccurate financial results. Plaintiffs seek to recover, on behalf of Equinix, unspecified monetary damages, corporate governance changes, equitable and injunctive relief, restitution and fees and costs. In March 2007, the state court stayed this action in deference to a federal shareholder derivative action filed in the United States District Court for the Northern District of California in October 2006. The federal action named Equinix as a nominal defendant and several current and former officers and directors as individual defendants. This complaint alleged that the individual defendants breached their fiduciary duties and violated California and federal securities laws as a result of purported backdating of stock options, insider trading and the dissemination of false statements. On April 12, 2007, the federal action was voluntarily dismissed without prejudice pursuant to a joint stipulation entered as an order by the court. On May 3, 2007, the state court lifted the stay on proceedings in the state court action and set a briefing schedule permitting us to file a motion to dismiss on the grounds that plaintiffs lack standing to sue on our behalf. We filed our motion to dismiss on June 4, 2007 and appeared for a hearing on the motion on August 6, 2007. The state court recently granted our motion to dismiss and granted plaintiffs leave to amend their consolidated complaint. In addition to the pending state court derivative action, we may be subject to additional derivative or other lawsuits that may be presented on an individual or class basis alleging claims based on our stock option granting practices. Responding to, investigating and/or defending against these complaints will present a substantial cost to us in both cash and the attention of certain management. Any adverse outcome in litigation could seriously harm our business and results of operations.

Risks Related to Our Industry

If the use of the Internet and electronic business does not grow, our revenues may not grow.

Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand for Internet services and products are subject to a high level of uncertainty and are subject to significant pricing pressure, especially in Asia-Pacific. As a result, we cannot be certain that a viable market for our IBX centers will materialize. If the market for our IBX centers grows more slowly than we currently anticipate, our revenues may not grow and our operating results could suffer.

Government regulation may adversely affect the use of the Internet and our business.

Various laws and governmental regulations governing Internet related services, related communications services and information technologies and electronic commerce remain largely unsettled, even in areas where there has been some legislative action. This is true both in the U.S. and the various foreign countries in which we operate. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications services and taxation, apply to the Internet and to related services such as ours. We have limited experience with such international regulatory issues and substantial resources may be required to comply with regulations or bring any non-compliant business practices into compliance with such regulations. In addition, the development of the market for online commerce and the displacement of traditional telephony service by the Internet and related communications services may prompt an increased call for more stringent consumer protection laws or other regulation both in the U.S. and abroad that may impose additional burdens on companies conducting business online and their service providers. The compliance with, adoption or modification of, laws or regulations relating to the Internet, or interpretations of existing laws, could have a material adverse effect on our business, financial condition and results of operation.

Industry consolidation may have a negative impact on our business model.

The telecommunications industry is currently undergoing consolidation. As customers combine businesses, they may require less colocation space, and there may be fewer networks available to choose from. Given the competitive and evolving nature of this industry, further consolidation of our customers and/or our competitors may present a risk to our network neutral business model and have a negative impact on our revenues. In addition, increased utilization levels industry-wide could lead to a reduced amount of attractive expansion opportunities available to us.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions internationally. These effects may, in turn, increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our IBX centers. We may not have adequate property and liability insurance to cover catastrophic events or attacks.

Risks Related to this Offering

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock. The price of our common stock could be affected by possible sales of our common stock by investors who view our equity-related securities as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity which we expect to occur involving our common stock. This hedging or arbitrage could, in turn, affect the market price of our common stock.

Conversion of our outstanding equity-related securities and any notes sold pursuant to the concurrent notes offering will dilute the ownership interests of existing stockholders.

Upon conversion of any notes sold pursuant to the concurrent notes offering and, to the extent we deliver shares of our common stock upon conversion of our 2.50% Convertible Subordinated Notes due 2012 or our 2.50% Convertible Subordinated Debentures due 2024, the ownership interests of existing stockholders will be diluted. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of such equity-related securities may encourage short selling by market participants because the conversion of such securities could depress the price of our common stock.

USE OF PROCEEDS

We estimate that the proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $295.5 million. If the underwriters exercise in full their over-allotment option to acquire additional shares, we estimate that our net proceeds from this offering will be approximately $339.8 million. We estimate that the net proceeds from our concurrent notes offering will be approximately $340.4 million or $385.1 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses. The completion of each offering is conditioned upon the concurrent completion of the other offering.

We expect to use the net proceeds from this offering, together with the net proceeds of our concurrent notes offering, to fund the acquisition of IXEurope. The total amount of funds that we need to acquire IXEurope and to pay related fees and expenses is approximately $548.4 million. We will allocate the amount of net proceeds to be used from each offering towards the acquisition at the time each offering is priced. We expect to use the remaining net proceeds from this offering and our concurrent notes offering for capital expenditures, acquisitions or general corporate purposes. Pending application of the proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing investment grade securities.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term and long-term investments and current portion of our indebtedness and our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on a pro forma basis to reflect (1) the IXEurope acquisition, (2) the sale of our common stock offered hereby, after deducting underwriting discounts and estimated offering expenses, (3) the concurrent sale of notes, after deducting underwriting discounts and estimated offering expenses, (4) the termination of the unused senior bridge loan, (5) the completion of the San Jose property acquisition, (6) additional advances during July and August 2007 under the Chicago IBX financing and (7) the Asia-Pacific financing, all of which are more fully described in the “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” included elsewhere in this prospectus.

This table assumes no exercise of the underwriters’ over-allotment option and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” and our financial statements, including all related notes, included or incorporated by reference in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma
	(dollars in thousands)
Cash, cash equivalents and short-term and long-term investments	$323,966	$416,894

Current portion of capital lease and other financing obligations	$2,197	$3,340

Current portion of mortgage and loans payable	$2,288	$2,778

Long-term debt, net of current portion:
Capital lease and other financing obligations	$91,557	$94,547
Mortgage and loans payable	164,841	247,307
2.50% convertible subordinated debentures due 2024(1)	32,250	32,250
2.50% convertible subordinated notes due 2012(2)	250,000	250,000
3.00% convertible subordinated notes due 2014 offered concurrently herewith(3)	—	350,000

Total long-term debt	538,648	974,104

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized actual and pro forma; no shares issued and outstanding actual and pro forma	—	—
Common stock, $0.001 par value per share; 300,000,000 shares authorized actual and pro forma; 31,751,248 shares issued and outstanding actual and 35,413,804 shares issued and outstanding pro forma(4)	32	35
Additional paid-in capital	995,555	1,291,011
Accumulated other comprehensive income	3,770	3,770
Accumulated deficit	(556,683)	(559,547)

Total stockholders’ equity	442,674	735,269

Total capitalization	$981,322	$1,709,373

(1)	Our 2.50% convertible subordinated debentures due 2024 were convertible into 816,457 shares of common stock as of June 30, 2007.
(2)	Our 2.50% convertible subordinated notes due 2012 were convertible into 2,231,475 shares of common stock as of June 30, 2007.

(3)	The notes offered concurrently herewith would have been convertible into 2,602,600 shares of common stock as of June 30, 2007.
(4)	Excludes 3,734,821 shares of common stock issuable upon the exercise of outstanding options and release of restricted stock and restricted stock units as of June 30, 2007, 9,490 shares of common stock issuable upon the exercise of outstanding common stock warrants as of June 30, 2007, 816,457 shares reserved for the conversion of our 2.50% convertible subordinated debentures due 2024 as of June 30, 2007, 2,231,475 shares reserved for the conversion of our 2.50% convertible subordinated notes due 2012 as of June 30, 2007 and 2,602,600 shares issuable upon conversion of the notes offered concurrently herewith on a pro forma basis as of June 30, 2007.

Our pro forma capitalization presented above reflects the sale of $307.8 million of our common stock offered hereby and a concurrent sale of $350.0 million aggregate principal amount of notes, reflecting total gross proceeds to us of approximately $657.8 million from both offerings. The completion of each offering is conditioned upon the concurrent completion of the other offering.

MARKET FOR OUR COMMON STOCK AND DIVIDENDS

Our common stock is quoted on the NASDAQ Global Select Market under the symbol of “EQIX.” Our common stock began trading in August 2000. The following table sets forth on a per share basis the low and high closing prices of our common stock as reported by the NASDAQ Global Select Market since January 1, 2005.

	Low	High
Fiscal 2007:
Third Fiscal Quarter (through September 20, 2007)	$81.91	$96.99
Second Fiscal Quarter	78.21	91.47
First Fiscal Quarter	75.38	90.00

Fiscal 2006:
Fourth Fiscal Quarter	$58.91	$82.51
Third Fiscal Quarter	46.37	63.21
Second Fiscal Quarter	47.70	65.90
First Fiscal Quarter	41.43	64.22

Fiscal 2005:
Fourth Fiscal Quarter	$35.31	$42.53
Third Fiscal Quarter	38.28	45.09
Second Fiscal Quarter	31.61	44.11
First Fiscal Quarter	40.67	46.27

The closing price of our common stock on the NASDAQ Global Select Market on September 20, 2007 was $84.05 per share. As of August 31, 2007, we had 32,030,738 shares of our common stock issued and outstanding held by approximately 256 registered holders.

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant. Our ability to pay cash dividends is limited under our line of credit with Silicon Valley Bank, such that, without the prior written consent of Silicon Valley Bank, the aggregate amount of any cash dividends may not exceed 25% of our assets.

During the six months ended June 30, 2007, we did not issue or sell any unregistered securities.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined consolidated condensed financial statements have been prepared to give effect to the acquisition by Equinix, Inc. (“Equinix” or the “Company”) of IXEurope plc (“IXEurope”) using the purchase method of accounting and the related financings to fund this acquisition with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed financial statements, as well as certain significant transactions of the Company that have occurred subsequent to June 30, 2007 consisting of (i) additional advances under the Chicago IBX Financing, (ii) the completion of the San Jose Property Acquisition and (iii) the Asia-Pacific Financing. These pro forma statements were prepared as if the acquisition and related financings and other transactions described above had been completed as of January 1, 2006 for statements of operations purposes and as of June 30, 2007 for balance sheet purposes. The combined company will operate under the Equinix name with the current management teams in place in the U.S., Europe and Asia-Pacific.

The unaudited pro forma combined consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition and related financings and other transactions described above occurred on January 1, 2006 for statements of operation purposes and as of June 30, 2007 for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations of the combined company. The unaudited pro forma combined consolidated condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of IXEurope. The final allocation of the purchase price will be determined after the completion of the acquisition and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for IXEurope is subject to revision as more detailed analysis is completed and additional information on the fair values of IXEurope’s assets and liabilities becomes available. Any change in the fair value of the net assets of IXEurope will change the amount of the purchase price allocable to goodwill. Additionally, changes in IXEurope’s working capital, including the results of operations from June 30, 2007 through September 14, 2007, the date the transaction was completed, will change the amount of goodwill recorded. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

These unaudited pro forma combined consolidated condensed financial statements are based upon the respective historical consolidated financial statements of Equinix and IXEurope, adjusted to generally accepted accounting principles in the United States of America, and should be read in conjunction with the historical consolidated financial statements of Equinix and IXEurope and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Equinix and IXEurope incorporated in this prospectus by reference.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF JUNE 30, 2007

(In thousands)

	Historical		Pro Forma
	Equinix	IXEurope	IXEurope Acquisition Related Adjustments		Combined	Other Adjustments		Combined
		(Note 2)	(Note 9)			(Note 10)
ASSETS
Current assets:
Cash and cash equivalents	$234,598	$7,806	$100,041	(a)	$342,445	$(14,919	)(p)	$327,526
Short-term investments	67,728	—	—		67,728	—		67,728
Accounts receivable, net	28,140	12,016	—		40,156	—		40,156
Prepaid expenses and other current assets	9,599	5,364	—		14,963	—		14,963

Total current assets	340,065	25,186	100,041		465,292	(14,919)		450,373
Long-term investments	21,640	—	—		21,640	—		21,640
Property and equipment, net	760,175	90,755	41,180	(b)	892,110	63,708	(q)	955,818
Goodwill	16,914	6,513	398,462	(c)	421,889	—		421,889
Intangible assets, net	385	408	62,642	(d)	63,435	—		63,435
Debt issuance costs, net	14,603	4,912	1,862	(e)	21,377	614	(r)	21,991
Other assets	21,669	12,085	—		33,754	(6,500	)(s)	27,254

Total assets	$1,175,451	$139,859	$604,187		$1,919,497	$42,903		$1,962,400

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$35,425	$20,614	$17,516	(f)	$73,555	$614	(t)	$74,169
Accrued property and equipment	71,216	9,432	—		80,648	—		80,648
Current portion of accrued restructuring charges	13,687	—	—		13,687	—		13,687
Current portion of capital lease and other financing obligations	2,197	1,143	—		3,340	—		3,340
Current portion of mortgage and loan payable	2,288	490	—		2,778	—		2,778
Other current liabilities	11,903	9,754	(1,125	)(g)	20,532	—		20,532

Total current liabilities	136,716	41,433	16,391		194,540	614		195,154
Accrued restructuring charges, less current portion	22,729	—	—		22,729	—		22,729
Capital lease and other financing obligations, less current portion	91,557	2,990	—		94,547	—		94,547
Mortgage and loan payable, less current portion	164,841	38,653	—		203,494	43,813	(u)	247,307
Convertible debt	282,250	—	350,000	(h)	632,250	—		632,250
Deferred rent and other liabilities	34,684	7,846	(5,862	)(i)	36,668	(1,524	)(v)	35,144

Total liabilities	732,777	90,922	360,529		1,184,228	42,903		1,227,131

Stockholders’ equity:
Total stockholders’ equity	442,674	48,937	243,658	(j)	735,269	—		735,269

Total liabilities and stockholders’ equity	$1,175,451	$139,859	$604,187		$1,919,497	$42,903		$1,962,400

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix	IXEurope	IXEurope Acquisition Related Adjustments		Combined	Other Adjustments		Combined
		(Note 3)	(Note 9)			(Note 10)
Revenues	$286,915	$65,115	$—		$352,030	$—		$352,030

Costs and operating expenses:
Cost of revenues	188,379	49,095	3,876	(k)	241,350	1,791	(w)	243,141
Selling, general and administrative	104,742	21,348	5,461	(l)	131,551	—		131,551
Restructuring charges	1,527	—	—		1,527	—		1,527
Gain on Honolulu IBX sale	(9,647)	—	—		(9,647)	—		(9,647)

Total costs and operating expenses	285,001	70,443	9,337		364,781	1,791		366,572

Income (loss) from operations	1,914	(5,328)	(9,337)		(12,751)	(1,791)		(14,542)
Interest income	6,627	405	—		7,032	—		7,032
Interest expense	(14,875)	(3,063)	(11,876	)(m)	(29,814)	(9,131	)(x)	(38,945)
Loss on extinguishment of debt	—	—	(2,864	)(n)	(2,864)	—		(2,864)
Income taxes	(439)	1,446	—		1,007	—		1,007
Cumulative effect of a change in accounting principle	376	—	—		376	—		376

Net loss	$(6,397)	$(6,540)	$(24,077)		$(37,014)	$(10,922)		$(47,936)

Net loss per share—basic and diluted	$(0.22)				$(1.15)			$(1.49)

Shares used in per share calculation—basic and diluted	28,551		3,663	(o)	32,214			32,214

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix	IXEurope	IXEurope Acquisition Related Adjustments		Combined	Other Adjustments		Combined
		(Note 3)	(Note 9)			(Note 10)
Revenues	$176,946	$49,465	$—		$226,411	$—		$226,411

Costs and operating expenses:
Cost of revenues	108,374	35,078	2,078	(k)	145,530	874	(w)	146,404
Selling, general and administrative	64,912	12,345	2,928	(l)	80,185	—		80,185
Restructuring charges	407	—	—		407	—		407

Total costs and operating expenses	173,693	47,423	5,006		226,122	874		226,996

Income (loss) from operations	3,253	2,042	(5,006)		289	(874)		(585)
Interest income	7,031	537	—		7,568	—		7,568
Interest expense	(9,577)	(1,503)	(5,938	)(m)	(17,018)	(2,852	)(x)	(19,870)
Loss on conversion of debt	(3,395)	—	—		(3,395)	—		(3,395)
Income taxes	(551)	(415)	—		(966)	—		(966)

Net income (loss)	$(3,239)	$661	$(10,944)		$(13,522)	$(3,726)		$(17,248)

Net loss per share—basic and diluted	$(0.11)				$(0.40)			$(0.51)

Shares used in per share calculation—basic and diluted	30,424		3,663	(o)	34,087			34,087

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.

1. BASIS OF PRO FORMA PRESENTATION

In June 2007, a wholly-owned subsidiary of the Company announced an offer to purchase all of the entire issued and to be issued share capital of IXEurope (“the IXEurope Acquisition”). Under the final terms of the IXEurope Acquisition, IXEurope shareholders will receive 140 British pence in cash for each IXEurope share valuing the share capital of IXEurope on a fully diluted basis at approximately 270,100,000 British pounds or approximately $540,632,000 (as translated using effective exchange rates at June 30, 2007); however, fully-diluted shares of IXEurope held by IXEurope’s two top officers representing 1,974,000 British pounds of the total purchase price will not be paid in cash upon closing. Instead, equity awards of the Company’s common stock with a fair value of 1,974,000 British pounds or approximately $3,951,000 (as translated using effective exchange rates at June 30, 2007) will be issued to the two top officers of IXEurope and are subject to vesting based on continuous employment through the end of 2008, as well as certain performance criteria of IXEurope (the “IXEurope Equity Compensation”). The IXEurope Equity Compensation will not be accounted for as part of the purchase price of IXEurope. Rather, the IXEurope Equity Compensation will be expensed into operations of the combined company post-acquisition as stock-based compensation over the vesting life of such awards. As a result, the actual cash purchase price for the IXEurope Acquisition is 268,126,000 British pounds or approximately $536,681,000 (also as translated using effective exchange rates at June 30, 2007). IXEurope operates data centers in the United Kingdom, France, Germany and Switzerland. The combined company will operate under the Equinix name with the current management teams in place in the U.S., Europe and Asia-Pacific. The IXEurope Acquisition will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS 141”).

Although the IXEurope Acquisition closed on the morning of September 14, 2007, the Company does not have to pay the consideration for the IXEurope Acquisition until September 28, 2007. In addition, the Company will not have completed its preliminary accounting for the IXEurope Acquisition until it reports its 2007 third quarter results in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2007.

In order to provide cash to fund the IXEurope Acquisition, the Company entered into the Senior Bridge Loan for a principal amount of $500,000,000 in June 2007. However, the Company does not intend to use the Senior Bridge Loan to pay for the IXEurope Acquisition. Instead, the Company intends to pay for the IXEurope Acquisition with the proceeds from a combination of (i) the sale of 3,662,556 shares of the Company’s common stock at a public offering price of $84.05 per share (the “Common Stock Offering”) and (ii) the sale of the Company’s Convertible Subordinated Notes due 2014 (the “Convertible Debt Offering”) (collectively, the “New Public Offerings”). For purposes of the pro forma results contained herein, the Company has assumed that the Senior Bridge Loan will be terminated unused (the Senior Bridge Loan and New Public Offerings are collectively referred to herein as the “IXEurope Acquisition Financings”). The completion of each offering is conditioned upon the concurrent completion of the other offering.

In addition to the IXEurope Acquisition and IXEurope Acquisition Financings, the pro forma results contained herein also reflect the following significant transactions of the Company that have occurred subsequent to June 30, 2007 consisting of (i) additional advances under the Chicago IBX Financing, (ii) the completion of the San Jose Property Acquisition and (iii) the Asia-Pacific Financing as more fully discussed below (collectively, the “Other Significant Subsequent Events”).

The unaudited pro forma combined consolidated condensed balance sheet as of June 30, 2007, was prepared by combining the historical unaudited consolidated condensed balance sheet data as of June 30, 2007 for Equinix

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

and IXEurope, as adjusted to comply with generally accepted accounting principles in the United States or U.S. GAAP, as if the IXEurope Acquisition, IXEurope Acquisition Financings and Other Significant Subsequent Events had been consummated on that date. In addition to certain U.S. GAAP adjustments, certain balance sheet reclassifications have also been reflected in order to conform IXEurope’s balance sheet with the company’s balance sheet presentation. Refer to Note 2 for a discussion of these U.S. GAAP and reclassification adjustments.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007 combines the results of operations of Equinix and IXEurope, as adjusted to comply with U.S. GAAP, as if the IXEurope Acquisition, IXEurope Acquisition Financings and Other Significant Subsequent Events had been consummated on January 1, 2006. In addition to certain U.S. GAAP adjustments, certain statements of operations reclassifications have also been reflected in order to conform with the Company’s statements of operations presentation. Refer to Note 3 for a discussion of these U.S. GAAP and reclassification adjustments.

In July and August 2007, the Company entered into forward contracts to purchase 265,156,000 British pounds at an average forward rate of 2.020007, or the equivalent of $535,617,000, to be delivered in September 2007, for purposes of hedging a portion of the purchase price of the IXEurope Acquisition (the “IXEurope Acquisition Foreign Exchange Hedge”). The Company will be accounting for these forward contracts under the Company’s current accounting policies for hedging activities as disclosed in the Company’s last annual report on Form 10-K, which are based on the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The effects of the IXEurope Acquisition Foreign Exchange Hedge have not been reflected in the pro forma statements of operations as the hedge is directly attributable to the acquisition and is non-recurring. Upon closing and completing its accounting for the IXEurope Acquisition, the Company will record a foreign exchange gain or loss in its statement of operations based on the prevailing exchange rate between U.S. dollars and British pounds on such date.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

2. IXEUROPE BALANCE SHEET

IXEurope’s consolidated financial statements were prepared in accordance with international financial reporting standards or IFRS, which differ in certain material respects from U.S. GAAP. IXEurope also classified certain amounts differently than Equinix in their consolidated balance sheet. The following schedule summarizes the necessary material adjustments to conform the IXEurope consolidated balance sheet as of June 30, 2007 to U.S. GAAP and to reclassify certain amounts to Equinix’s basis of presentation (in thousands):

	Local Currency—GBP				USD
	Local GAAP IXEurope	Adjustments		U.S. GAAP IXEurope	U.S. GAAP IXEurope
ASSETS
Current assets:
Cash and cash equivalents	£5,976	£(2,076	)(i)	£3,900	$7,806
Accounts receivable, net	8,683	(2,680	)(ii)	6,003	12,016
Prepaid expenses and other current assets	—	2,680	(ii)	2,680	5,364

Total current assets	14,659	(2,076)		12,583	25,186
Property and equipment, net	43,141	2,200	(iii)	45,341	90,755
Goodwill	—	3,254	(iv)	3,254	6,513
Intangible assets, net	3,726	(3,522	)(iv)	204	408
Debt issuance costs, net	—	2,454	(v)	2,454	4,912
Deferred tax asset	626	(626	)(vi)	—	—
Other assets	3,336	2,702	(vii)	6,038	12,085

Total assets	£65,488	£4,386		£69,874	$139,859

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	£18,603	£(8,304	)(viii)	£10,299	$20,614
Accrued property and equipment	—	4,712	(ix)	4,712	9,432
Current portion of capital lease and other financing obligations	—	571	(x)	571	1,143
Current portion of mortgage and loan payable	816	(571	)(x)	245	490
Other current liabilities	57	4,816	(xi)	4,873	9,754

Total current liabilities	19,476	1,224		20,700	41,433
Capital lease and other financing obligations, less current portion	—	1,494	(xii)	1,494	2,990
Mortgage and loan payable, less current portion	18,351	960	(xiii)	19,311	38,653
Provisions	36	(36	)(xiv)	—	—
Deferred rent and other liabilities	1,595	2,325	(xv)	3,920	7,846

Total liabilities	39,458	5,967		45,425	90,922

Stockholders’ equity:
Total stockholders’ equity	26,030	(1,581	)(xvi)	24,449	48,937

Total liabilities and stockholders’ equity	£65,488	£4,386		£69,874	$139,859

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

IXEurope’s balance sheet has been translated into U.S. dollars at the June 30, 2007 exchange rate of GBP £1.00. = USD $2.0016

The adjustments presented above to IXEurope’s balance sheet are as follows:

(i)	Reflects a U.S. GAAP reclassification of restricted cash totaling £2,076,000 to other assets.

(ii)	Reflects a reclassification adjustment to segregate prepaid expenses and other current assets totaling £2,680,000 from accounts receivables, which IXEurope refers to as trade receivables.

(iii)	Reflects the following U.S. GAAP adjustments (in thousands):

Installation costs	£2,976
Business combinations	(776)

£2,200

Under IFRS, installation costs related to installation fees charged to customers are expensed as incurred. Under U.S. GAAP, installation costs are deferred and amortized over the same period as the related installation fee revenue. The adjustment totaling £2,976,000 reflects the deferral of such installation costs.

Under IFRS, negative goodwill arising from a business combination is recognized directly in the statement of operations. Under U.S. GAAP, negative goodwill is allocated against the carrying value of the assets acquired, which in IXEurope’s case, was predominantly property and equipment. The adjustment totaling £776,000 reflects the net impact of the allocation of negative goodwill to property and equipment.

(iv)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Total goodwill and net intangible assets under IFRS	£(3,726)
Intangible asset reclassification adjustment	204

£(3,522)

The above reflects a reclassification separating net intangible assets from goodwill in order to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation.

Reclassification adjustment per above	£3,522
Business combinations U.S. GAAP adjustment	(268)

£3,254

Prior to adopting IFRS in 2005, IXEurope’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United Kingdom or U.K. GAAP. Under IFRS, IXEurope accounts for all business combinations by applying the acquisition method. In respect of business combinations that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. IXEurope elected not to apply IFRS 3, “Business Combinations”, to business combinations that were recognized on or before January 1, 2004. As a result, the carrying value of purchased goodwill recognized under U.K. GAAP was treated as a deemed cost upon the transition to IFRS. Under U.K. GAAP, goodwill arising from acquisitions was capitalized and amortized over the period of its expected useful life of ten years. Goodwill is no longer amortized since the transition to IFRS but is

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

tested annually for impairment. Under U.S. GAAP, goodwill ceased to be an amortizable asset effective January 1, 2002. Therefore, there is a difference between U.S. GAAP and U.K. GAAP in accounting for the amortization of goodwill prior to IXEurope’s adoption of IFRS, resulting in higher carrying values for goodwill under U.S. GAAP compared to IFRS. This increase in goodwill is offset by another IFRS to U.S. GAAP adjustment relating to the benefit of pre-acquisition tax losses carry-forward positions that are recognized subsequently and adjusted against the historically recognized goodwill, then intangible assets and finally reduce income tax expenses. The above adjustment totaling £268,000 represents the net adjustment to goodwill under U.S. GAAP.

(v)	Reflects a U.S. GAAP reclassification of debt issuance costs totaling £2,454,000, which are netted against the associated debt under IFRS.

(vi)	Reflects a reclassification adjustment to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet adjustment by presenting deferred tax assets totaling £626,000 with other assets.

(vii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

U.S. GAAP restricted cash reclassification adjustment	£2,076
Deferred tax asset reclassification adjustment	626

£2,702

The U.S. GAAP restricted cash and deferred tax asset reclassification adjustments are described above.

(viii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Accrued property and equipment reclassification adjustment	£(4,712)
Other liabilities reclassification adjustment	(2,873)
Stock options U.S. GAAP adjustment	(719)

£(8,304)

The accrued property and equipment reclassification adjustment is made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting this liability separately.

The other liabilities reclassification adjustment is made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting these liabilities within other current and non-current liabilities.

The stock options U.S. GAAP adjustment reverses a liability accrued under IFRS as a liability for payroll taxes which is not recognized under U.S. GAAP until it is crystallized, which is typically when the stock option is exercised.

(ix)	Reflects the accrued property and equipment reclassification adjustment totaling £4,712,000 described above.

(x)	Reflects a reclassification adjustment totaling £571,000 in order to segregate the current portion of capital lease obligations separately from other debt in order to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation.

(xi)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Other liabilities reclassification adjustment	£4,254
Installation revenue U.S. GAAP adjustment	562

£4,816

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

The other liabilities reclassification adjustment is made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting these various other liabilities (noted in notes viii and xv) within other current liabilities.

Under IFRS, installation revenue related to installation fees is recognized upon completion of the installation and acceptance by the customer. Under U.S. GAAP, installation revenue is deferred and amortized into revenue over the longer of the contract period or the estimated customer life. The installation revenue U.S. GAAP adjustment totaling £562,000 represents the current portion of this deferred installation revenue.

(xii)	Reflects a reclassification adjustment totaling £1,494,000 in order to segregate the non-current portion of capital lease obligations separately from other debt in order to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation.

(xiii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

U.S. GAAP debt issuance cost reclassification adjustment	£2,454
Capital lease obligation reclassification adjustment	(1,494)

£960

The U.S. GAAP debt issuance cost and capital lease obligation reclassification adjustments are described above.

(xiv)	Represents a reclassification adjustment totaling £36,000 made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting these provisions within other liabilities.

(xv)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Installation revenue U.S. GAAP adjustment	£3,670
Provisions reclassification adjustment	36
Other liabilities reclassification adjustment	(1,381)

£2,325

The installation revenue U.S. GAAP adjustment totaling £3,670,000 represents the non-current portion of this deferred installation revenue adjustment described above.

The provisions and other liabilities reclassification adjustments are described above.

(xvi)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Stock options U.S. GAAP adjustment	£719
Business combination U.S. GAAP adjustment	(761)
Installation revenue and cost U.S. GAAP adjustment	(845)
Valuation allowance for deferred tax on U.S. GAAP adjustments	(694)

£(1,581)

The stock options, business combination and installation revenue and cost U.S. GAAP adjustments are described above. These amounts represent the net impact of such adjustments to stockholders’ equity.

The valuation allowance for deferred tax on U.S. GAAP adjustments represents the cumulative impact of the various U.S. GAAP adjustments.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

3. IXEUROPE STATEMENTS OF OPERATION

IXEurope’s consolidated financial statements were prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. IXEurope also classified certain amounts differently than Equinix in their consolidated statements of operations. The following schedule summarizes the necessary material adjustments to conform the IXEurope consolidated statements of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 to U.S. GAAP and to reclassify certain amounts to Equinix’s basis of presentation (in thousands):

	Local Currency—GBP				USD
	Local GAAP IXEurope	Adjustments		U.S. GAAP IXEurope	U.S. GAAP IXEurope
STATEMENT OF OPERATIONS FOR THE YEAR ENDING DECEMBER 31, 2006
Revenues	£37,335	£(1,981	)(i)	£35,354	$65,115

Costs and operating expenses:
Cost of revenues	22,537	4,119	(ii)	26,656	49,095
Selling, general and administrative	9,869	1,722	(iii)	11,591	21,348
IPO related expenses	1,179	(1,179	)(iv)	—	—
Share option charges	510	(510	)(iv)	—	—
Depreciation and amortization	5,764	(5,764	)(v)	—	—

Total costs and operating expenses	39,859	(1,612)		38,247	70,443

Loss from operations	(2,524)	(369)		(2,893)	(5,328)
Interest income	138	82	(vi)	220	405
Interest expense	(1,863)	200	(vii)	(1,663)	(3,063)
Income taxes	809	(24	)(viii)	785	1,446

Net loss	£(3,440)	£(111)		£(3,551)	$(6,540)

STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDING JUNE 30, 2007
Revenues	£25,816	£(773	)(i)	£25,043	$49,465

Costs and operating expenses:
Cost of revenues	14,498	3,261	(ii)	17,759	35,078
Selling, general and administrative	5,866	384	(iii)	6,250	12,345
Share option charges	1,084	(1,084	)(iv)	—	—
Depreciation and amortization	3,872	(3,872	)(v)	—	—

Total costs and operating expenses	25,320	(1,311)		24,009	47,423

Income from operations	496	538		1,034	2,042
Interest income	151	121	(vi)	272	537
Interest expense	(761)	—		(761)	(1,503)
Income taxes	(210)	—		(210)	(415)

Net (loss) income	£(324)	£659		£335	$661

IXEurope’s statement of operations for the year ended December 31, 2006 has been translated into U.S. dollars at a rate of GBP £1.00 = USD $1.8418, the average exchange rate for the year ended December 31, 2006.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

IXEurope’s statement of operations for the six months ended June 30, 2007 has been translated into U.S. dollars at a rate of GBP £1.00 = USD $1.9752, the average exchange rate for the six months ended June 30, 2007.

The adjustments presented above to IXEurope’s statements of operations are as follows:

(i)	Under IFRS, installation revenue related to installation fees is recognized upon completion of the installation and acceptance by the customer. Under U.S. GAAP, installation revenue is deferred and amortized into revenue over the longer of the contract period or the estimated customer life. These adjustments totaling £1,981,000 for the year ended December 31, 2006 and £773,000 for the six months ended June 30, 2007 represent the impact of deferring this installation revenue.

(ii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Depreciation and amortization reclassification adjustment	£5,638	£3,761
Installation cost U.S. GAAP adjustment	(1,519)	(500)

	£4,119	£3,261

Reflects a reclassification of a portion of depreciation and amortization expense to cost of revenues as noted below.

Under IFRS, installation costs related to installation fees charged to customers are expensed as incurred. Under U.S. GAAP, installation costs are capitalized and amortized over the same period as the related installation fee revenue. The installation cost U.S. GAAP adjustments noted above reflects the capitalization of such installation costs.

(iii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Share option charge reclassification adjustment	£510	£1,084
Stock options U.S. GAAP adjustment	—	(719)
IPO related expenses reclassification adjustment	1,179	—
Depreciation and amortization reclassification adjustment	33	19

	£1,722	£384

Reflects a reclassification of share option charges to selling, general and administrative expenses.

The stock options U.S. GAAP adjustment totaling £719,000 for the six months ended June 30, 2007 is described above in Note 2.

Reflects a reclassification of IPO related expenses totaling £1,179,000 for the year ended December 31, 2006 to selling, general and administrative expenses.

Reflects a reclassification of a portion of depreciation and amortization expense to selling, general and administrative expenses as noted below.

(iv)	Reflects the reclassifications to selling, general and administrative expenses as described above.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

(v)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Depreciation and amortization per IFRS	£5,764	£3,872
Business combinations U.S. GAAP adjustment	(93)	(92)

Total depreciation and amortization under U.S. GAAP	£5,671	£3,780

Cost of revenues	£5,638	£3,761
Selling, general and administrative	33	19

Total depreciation and amortization under U.S. GAAP	£5,671	£3,780

Under IFRS, negative goodwill arising from a business combination is recognized directly in the statement of operations. Under U.S. GAAP, negative goodwill is allocated against the carrying value of the long-lived assets acquired, which in IXEurope’s case, was property and equipment. The business combinations U.S. GAAP adjustments above reflect the depreciation impact of the allocation of this negative goodwill to property and equipment for both periods presented.

(vi)	Under IFRS, gains and losses arising from changes in the fair value of a derivative are recognized as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. IXEurope entered into one hedge relationship using interest rate swaps to hedge the variability in cash flows on variable rate debt (cash flow hedges). U.S. GAAP principles are similar to IFRS. There are, however, differences in their detailed application. In particular, U.S. GAAP requires effectiveness testing to be performed at least quarterly. As a result, the IXEurope has not designated any hedge relationships for U.S. GAAP purposes. Therefore, all changes in fair value of the interest rate swaps are recognized in the statements of operation. As a result, these adjustments reflect the changes in fair value of such interest rate swaps, which is an increase to interest income for both periods presented.

(vii)	Under IFRS, a shareholder loan and some convertible deep discount bonds that IXEurope had outstanding during the first half of 2006 were recorded at fair value on January 1, 2005, being the transition date for International Accounting Standard or, IAS 32, “Financial Instruments: Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement.” The fair value at that date was then allocated between the liability and equity components. Subsequently the debt component is accounted for as a financial liability measured at amortized cost and the amount credited directly to equity is not subsequently remeasured. Under U.S. GAAP, the conversion features are not separated from the shareholder loan and convertible deep discount bonds. Under U.S. GAAP since the shareholder loan is non-interest bearing, the difference between the proceeds received and the present value of the repayments due has been recorded as a capital contribution. The adjustment totaling £200,000 for the year ended December 31, 2006 represents a corresponding adjustment to interest expense under U.S. GAAP related to this shareholder loan and convertible deep discount bonds, which were converted into equity during the first half of 2006.

(viii)	Represents the income tax effects of the various U.S. GAAP adjustments.

4. PURCHASE PRICE—IXEUROPE

The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of IXEurope as of June 30, 2007, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

The unaudited pro forma combined consolidated condensed financial statements reflect an estimated purchase price of approximately $543,669,000, consisting of (a) 268,126,000 British pounds or approximately $536,681,000 (as translated using effective exchange rates at June 30, 2007), which is payable in cash and (b) estimated direct transaction costs of $6,988,000. The final purchase price is dependent on the exchange rates in effect at closing and actual direct acquisition costs. The final purchase price will be determined upon completion of the IXEurope Acquisition.

Under the purchase method of accounting, the total estimated purchase price is allocated to IXEurope’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Equinix’s final analysis, is as follows (in thousands):

Cash and cash equivalents	$7,806
Accounts receivable	12,016
Other current assets	5,364
Property and equipment	131,935
Goodwill	404,975
Intangible asset—customer contracts	63,050
Other assets	12,085

Total assets acquired	637,231
Accounts payable and accrued expenses	(20,614)
Accrued property and equipment	(9,432)
Current portion of capital leases	(1,143)
Current portion of loan payable	(490)
Other current liabilities	(8,629)
Capital leases, less current portion	(2,990)
Loan payable	(38,653)
Unfavorable leases	(1,483)
Other liabilities	(500)
Estimated IXEurope transaction costs	(9,628)

Net assets acquired	$543,669

A preliminary estimate of $63,050,000 has been allocated to customer contracts, an intangible asset with an estimated useful life of eleven years. A preliminary estimate of $1,483,000 has been allocated to unfavorable lease liability with an estimated life of 7.5 years.

A preliminary estimate of $404,975,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized and will be tested for impairment at least annually. The preliminary purchase price allocation for IXEurope is subject to revision as more detailed analysis is completed and additional information on the fair values of IXEurope’s assets and liabilities becomes available. Any changes in the fair value of the net assets of IXEurope will change the amount of the purchase price allocable to goodwill. Additionally, changes in IXEurope’s working capital, including the results of operations from June 30, 2007 through the date the transaction is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

There were no historical transactions between Equinix and IXEurope. Certain reclassifications have been made to conform IXEurope’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the acquisition or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

5. IXEUROPE ACQUISITION FINANCINGS

The unaudited pro forma combined consolidated condensed financial statements reflect the Senior Bridge Loan being terminated unused as described above.

As of June 30, 2007, the Company had incurred $2,864,000 of debt issuance costs in securing the Senior Bridge Loan. Upon termination of the Senior Bridge Loan, the Company will, therefore, record a loss on extinguishment of debt totaling $2,864,000 reflecting the immediate write-off of all such debt issuance costs.

The Common Stock Offering reflects the sale of 3,662,556 shares of the Company’s common stock at a public offering price of $84.05 per share, resulting in anticipated net proceeds to the Company of $295,459,000 after deducting underwriting discounts and commissions and estimated offering expenses.

The Convertible Debt Offering reflects the sale of the Company’s 3.00% Convertible Subordinated Notes due 2014, resulting in anticipated net proceeds to the Company of $340,363,000 after deducting underwriting discounts and commissions and estimated offering expenses. The total estimated debt issuance costs of $9,638,000 will be amortized to interest expense over the seven-year term of the Convertible Subordinated Notes due 2014.

The completion of each offering is conditioned upon the concurrent completion of the other offering.

6. CHICAGO IBX FINANCING

In July and August 2007, the Company received additional advances under the Chicago IBX Financing totaling $19,063,000, bringing the cumulative Loan Payable to date to $88,326,000 with a blended interest rate of 8.125% per annum. As a result, the remaining amount available to borrow from the Chicago IBX Financing totals $21,674,000. The unaudited pro forma combined consolidated condensed statements of operations reflect the total Loan Payable under the Chicago IBX Financing totaling $88,326,000 as if it had been outstanding on January 1, 2006.

7. SAN JOSE PROPERTY ACQUISITION

In July 2007, the Company closed on the San Jose Property Acquisition and, as a result, took title to the property and paid the remaining amount due of $58,732,000, including closing costs, in cash following the $6,500,000 cash deposit paid in January 2007. In conjunction with the purchase of this property, which it formerly leased, the Company wrote-off the associated deferred rent and asset retirement obligation totaling $1,386,000 and $138,000, respectively, and as a result recorded property and equipment totaling $63,708,000. The Company assessed the building, site improvements and land elements of the San Jose Property Acquisition and then assigned the relative fair value to each element. The unaudited pro forma combined consolidated condensed statements of operations reflect the San Jose Property Acquisition as if it had been purchased on January 1, 2006 and reflects increased depreciation and property tax expense, offset partially by the rent expense savings.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

8. ASIA-PACIFIC FINANCING

In August 2007, two wholly-owned subsidiaries of the Company, located in Singapore and Tokyo, Japan, entered into an approximately $40,000,000 multi-currency credit facility agreement or the Asia-Pacific Financing. The Asia-Pacific Financing has a four-year term that allows these two subsidiaries to borrow up to 23,250,000 Singapore dollars and 2,932,500,000 Japanese yen, respectively, during the first 12-month period with repayment to occur over the remaining three years in twelve equal quarterly installments. The combined total amount available for borrowing under the two currencies is approximately equal to $40,000,000. Amounts undrawn at the end of the first 12-month period shall be canceled. The Asia-Pacific Financing has a commitment fee of 0.3% on unutilized amounts during the 12-month draw period and bears interest at a floating rate (the relevant three-month local cost of funds for Singapore and Japan, as applicable, plus 1.85%-2.50% depending on the ratio of the Company’s senior indebtedness to its earnings before interest, taxes, deprecation and amortization, or EBITDA, with interest payable quarterly. The Asia-Pacific Financing may be used by these two subsidiaries to fund capital expenditures on leasehold improvements, equipment, and other installation costs related to expansion plans in Singapore and Tokyo. The Asia-Pacific Financing has several financial covenants, with which the Company must comply quarterly, is guaranteed by Equinix and is secured by certain of Equinix’s Asia-Pacific assets. In September 2007, the Company borrowed 18,282,000 Singapore dollars at an initial interest rate per annum of 4.6625% and 1,476,833,000 Japanese yen at an initial interest rate per annum of 2.687%. Collectively the amounts borrowed equal approximately $24,750,000 leaving approximately $15,250,000 remaining to borrow under the Asia-Pacific Financing.

The debt issuance costs related to the Asia-Pacific Financing totaling approximately $614,000 were capitalized and will be amortized to interest expense using the effective interest method over the four-year life of the Asia-Pacific Financing.

The unaudited pro forma combined consolidated condensed statements of operations reflect the advances to date under the Asia-Pacific Financing totaling $24,750,000 as if they had been outstanding on January 1, 2006.

9. IXEUROPE ACQUISITION RELATED PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the IXEurope Acquisition and IXEurope Acquisition Financing transactions described above were completed on June 30, 2007 for balance sheet purposes and as of January 1, 2006 for statement of operations purposes.

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments:

(a)	Represents the following adjustments to cash and cash equivalents (in thousands):

Purchase price for IXEurope	$(536,681)
Estimated proceeds from Common Stock Offering, net of underwriting discounts and commissions	295,909
Estimated proceeds from Convertible Subordinated Notes due 2014, net of underwriting discounts and commissions	340,813

$100,041

(b)	Represents a net adjustment to IXEurope’s property and equipment to fair value of $41,180,000.

(c)	Represents goodwill of $404,975,000 created in the acquisition of IXEurope, offset by the $6,513,000 write-off of IXEurope’s existing goodwill on its balance sheet.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

(d)	Represents the addition of the customer contract intangible asset of $63,050,000, offset by the $408,000 write-off of IXEurope’s existing intangible asset on its balance sheet.

(e)	Represents the new debt issuance costs in conjunction with the Convertible Subordinated Notes due 2014 totaling $9,638,000, offset by the $2,864,000 write-off of debt issuance costs in conjunction with the retirement of the Senior Bridge Loan and a fair value adjustment to write-off IXEurope’s debt issuance costs totaling $4,912,000.

(f)	Represents the following adjustments to accounts payable and accrued expenses (in thousands):

Accrual for Equinix’s IXEurope transaction costs	$6,988
Accrual for IXEurope’s transaction costs	9,628
Accrual for estimated additional issuance costs in connection with the Common Stock Offering	450
Accrual for estimated additional issuance costs in connection with the Convertible Subordinated Notes due 2014 offering	450

$17,516

(g)	Represents an adjustment of IXEurope’s other current liabilities to fair value ($1,125,000) in connection with deferred installation revenue with no remaining performance obligations.

(h)	Represents the gross proceeds from the Convertible Subordinated Notes due 2014 offering.

(i)	Represents the following adjustments to deferred rent and other liabilities (in thousands):

Value attributed to IXEurope’s unfavorable leases	$1,483
Write-off of IXEurope’s non-current deferred installation revenue with no remaining performance obligation	(7,345)

$(5,862)

(j)	Represents the following adjustments to stockholders’ equity (in thousands):

Elimination of IXEurope’s historical stockholders’ equity	$(48,937)
Net proceeds from common stock offering	295,459
Write-off of debt issuance costs in connection with repayment of the Senior Bridge Loan	(2,864)

$243,658

The unaudited pro forma combined consolidated condensed statements of operation give effect to the following pro forma adjustments:

(k)	Represents additional depreciation expense in connection with the fair value adjustment to IXEurope’s property and equipment offset by a nominal amount of rent expense savings as a result of the unfavorable lease liability amortization recorded in connection with the IXEurope Acquisition (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Additional depreciation expense in connection with IXEurope Acquisition	$4,058	$2,176
IXEurope unfavorable lease liability amortization	(182)	(98)

	$3,876	$2,078

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

(l)	Represents (i) the amortization of the IXEurope customer contract intangible in connection with the IXEurope Acquisition over an estimated useful life of ten years and (ii) additional depreciation expense in connection with the fair value adjustment to IXEurope’s property and equipment as noted below (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
IXEurope customer contract intangible amortization	$5,274	$2,828
Additional depreciation expense in connection with IXEurope acquisition	187	100

	$5,461	$2,928

(m)	Represents the additional interest expense associated with the Convertible Subordinated Notes due 2014.

(n)	Represents the write-off of the debt issuance costs in connection with the termination of the Senior Bridge Loan.

(o)	Represents the shares of common stock associated with new common stock offering as if they were outstanding as of January 1, 2006.

10. OTHER PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the Other Significant Subsequent Events transactions described above were completed on June 30, 2007 for balance sheet purposes and as of January 1, 2006 for statement of operations purposes.

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments:

(p)	Represents the following adjustments to cash and cash equivalents (in thousands):

Additional proceeds from the Chicago IBX financing	$19,063
Purchase of San Jose property acquisition	(58,732)
Proceeds from Asia-Pacific financing	24,750

$(14,919)

(q)	Represents an adjustment to property and equipment as a result of the San Jose property acquisition totaling $63,708,000.

(r)	Represents the new debt issuance costs in conjunction with the Asia-Pacific Financing totaling $614,000.

(s)	Represents the reclassification of the $6,500,000 deposit for the San Jose Property Acquisition paid in January 2007 to property and equipment in connection with the closing of this transaction.

(t)	Represents the accrual for the new debt issuance costs in conjunction with the Asia-Pacific Financing.

(u)	Represents the additional proceeds from the Chicago IBX Financing of $19,063,000 and proceeds from the Asia-Pacific Financing of $24,750,000.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

(v)	Represents the write-off of deferred rent and asset retirement obligations in connection with the purchase of property in connection with the San Jose property acquisition totaling $1,524,000.

The unaudited pro forma combined consolidated condensed statements of operation give effect to the following pro forma adjustments:

(w)	Represents the additional depreciation and property tax expense as a result of the San Jose Property Acquisition offset by some savings in rent expense on this property that was previously rented.

(x)	Represents additional interest expense associated with (i) the cumulative advances from the Chicago IBX Financing and (ii) the Asia-Pacific Financing.

CONCURRENT NOTES OFFERING

Concurrently with this offering, we are offering $350.0 million aggregate principal amount of 3.00% convertible subordinated notes due 2014 (or a total of $396.0 million aggregate principal amount of notes if the underwriters exercise their over-allotment option in full) pursuant to a separate registration statement and prospectus. The completion of each offering is conditioned upon the concurrent completion of the other offering.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our common stock and does not purport to be complete. You should read our amended and restated certificate of incorporation and our amended and restated bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. For information regarding how you can receive copies of these documents, please see “Where You Can Find More Information.”

Common Stock

Our amended and restated certificate of incorporation provides that we have authority to issue up to 300,000,000 shares of common stock, par value $0.001 per share. As of August 31, 2007, there were 32,030,738 shares of our common stock issued and outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. All dividends are non-cumulative. In the event of the liquidation, dissolution, or winding up of Equinix, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “EQIX.”

Anti-takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

Certificate of Incorporation and Bylaws.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws also provide that, except as otherwise required by law or by our amended and restated certificate of incorporation, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the number of authorized members of the board of directors. Further, provisions of the amended and restated certificate of incorporation provide that the stockholders may amend most provisions of the amended and restated certificate of incorporation only with the affirmative vote of at least 66 2 /3% of our capital stock. Provisions of the amended and restated bylaws provide that the stockholders may amend all of the provisions of the bylaws only with the affirmative vote of at least 75% of our capital stock. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that the board of directors shall have the power to amend or repeal our bylaws. These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Equinix. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Equinix. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 restricts the ability of certain Delaware corporations, including those whose securities are listed on NASDAQ, from engaging, under certain circumstances in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving Equinix and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We have not opted out of the provisions of DGCL Section 203 in our amended and restated certificate of incorporation or our amended and restated bylaws. In connection with the combination, our board of directors approved such transactions for purposes of DGCL Section 203, the effect of which would not restrict us under DGCL Section 203 from entering into a business combination with STT Communications.

The transfer agent and registrar for the shares of our common stock is Computershare Shareholder Services, Inc.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders purchasing our common stock in this offering. A “Non-U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•

a trust (a) that is subject to the primary supervision of a court within the United States and to the control of one or more U.S. persons or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of our common stock.

The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” banks and insurance companies, dealers in securities, nonresident alien individuals who are former U.S. citizens or who have ceased to be treated as resident aliens, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, Non-U.S. Holders that own, or are deemed to own, more than 5% of our common stock, Non-U.S. Holders that do not hold our common stock as a capital asset and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local or non-U.S. tax consequences of holding and disposing of common stock.

U.S. Trade or Business Income

For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such dividends or gains (i) are effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder and (ii) in the case of a Non-U.S. Holder entitled to the benefits of an applicable income tax treaty, are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates as if the holder were a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” on such U.S. trade or business income at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

We have never declared or paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In the event we do pay distributions (whether cash or taxable stock or other in-kind distribution) on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s basis in our common stock. Any remaining excess will be treated as capital gain. See “Disposition of Our Common Stock,” below. Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed Internal Revenue Service (“IRS”) Form W-8ECI with the withholding agent (in which event such Non-U.S. Holder would generally be taxed as described above under the heading “U.S. Trade or Business Income”).

The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for an exemption or lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of our common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of our common stock that is eligible for an exemption or reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits under a relevant income tax treaty.

Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

•	the gain is U.S. trade or business income (in which event such Non-U.S. Holder would generally be taxed as described above under the heading “U.S. Trade or Business Income”);

•

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements (in which event, unless a treaty provides otherwise, such Non-U.S. Holder generally would be subject to 30% U.S. federal income tax on the gain realized, which may be offset by U.S. source capital losses); or

•

we are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period during which the Non-U.S. Holder held our common stock.

We believe that we are currently not a USRPHC for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a USRPHC, any gain realized on such sale or other taxable disposition by a Non-U.S. Holder will be subject to U.S federal income tax if our common stock ceases to be regularly traded on an established securities market (as defined in the applicable U.S. Treasury regulations) prior to the beginning of the calendar year in which the disposition occurs.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Information Reporting Requirements and Backup Withholding Tax

Dividends.    We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to dividends paid to such holder, regardless of whether withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Our Common Stock.    The payment of the proceeds from the disposition (including redemptions treated as sales) of our common stock effected in the U.S. by any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding at a rate of 28% unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock effected outside the U.S. by a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, which we refer to as a U.S. related person. In the case of the payment of the proceeds from the disposition of common stock effected outside the U.S. by a broker that is either a U.S. person or a U.S. related person, the U.S. Treasury regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return and the claiming of a credit or refund of such withholding tax.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,746,917
Credit Suisse Securities (USA) LLC	549,383
Jefferies & Company, Inc.	183,128
UBS Securities LLC	183,128

Total	3,662,556

The underwriting agreement provides that the obligations of the underwriters to purchase shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $1.954 per share. After the initial offering of the shares to the public, the representative may change the public offering price and concessions.

We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to 549,383 additional shares at the offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and each of our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions, including:

•	sales of up to an aggregate of 100,000 shares of common stock by our executive officers and directors;

•	transfers by our executive officers or directors to family members or family trusts provided that any such transferee agrees to be bound by the lock-up agreement;

•	programmatic sales by our executive officers pursuant to existing plans established by our executive officers pursuant to Rule 10b5-1 under the Exchange Act;

•	entry into new plans established by our executive officers pursuant to Rule 10b5-1 under the Exchange Act provided that no sales occur prior to the expiration of the lock-up period; and

•	our issuance of up to 500,000 shares in connection with future acquisitions, if any.

Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Paid by Equinix
	No Exercise	Full Exercise
Per share	$3.2569	$3.2569
Total	$11,928,579	$13,717,864

In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the shares to be purchased by underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchase of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that would adversely affect investors who purchase in the offering. Stabilizing transactions must consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or regarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering will be $450,000. The underwriters have agreed to reimburse us for a portion of these expenses.

The underwriters or their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. Specifically, Citigroup and/or its affiliates (i) acted as our advisor in connection with the IXEurope acquisition, (ii) is the agent under the bridge loan and (iii) was the sole book-running manager of the offering of our 2.50% Convertible Subordinated Notes due 2012 and one of the initial purchasers of our 2.50% Convertible Subordinated Debentures due 2024. Credit Suisse and Jefferies & Company were underwriters of the offering of our 2.50% Convertible Subordinated Notes due 2012. In addition, all of the underwriters participating in this offering are also acting as underwriters in our concurrent notes offering for which they will receive customary underwriting discounts and commissions. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of shares may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in shares or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than an underwriter, is authorized to make any further offer of the shares on behalf of the sellers or an underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle qualifiés), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Japan

Each underwriter has represented, warranted and agreed that the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the shares in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Hong Kong

Each underwriter has represented, warranted and agreed that it has not offered or sold and will not offer or sell shares in Hong Kong SAR by means of this prospectus or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus, any other offering material or any advertisement, invitation or document relating to the shares, otherwise than with respect to shares intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent.

Notice to Prospective Investors in Singapore

Each underwriter has represented, warranted and agreed that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

LEGAL MATTERS

Certain legal matters will be passed upon for Equinix by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The audited financial statements of Equinix, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to Equinix, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of IXEurope plc included in Equinix, Inc.’s Current Report on Form 8-K filed on September 14, 2007 and incorporated by reference in this prospectus have been audited by BDO Stoy Hayward LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

3,662,556 Shares

Equinix, Inc.

P R O S P E C T U S

September 20, 2007

Citi

Credit Suisse

Jefferies & Company

UBS Investment Bank